LINCOLN® ELECTRIC

THE WELDING EXPERTS®

2007 ANNUAL REPORT

FINANCIAL HIGHLIGHTS



03
04
05
06
07
1,040.5
1,333.6
1,601.2
1,971.9
2,280.8
12.3
14.1
17.7
19.9
20.5
26.7
27.5
30.0
32.3
37.7
1.34
2.06
2.67
3.98
4.67
NET SALES
DOLLARS IN MILLIONS
RETURN ON INVESTED CAPITAL
IN PERCENT
DIVIDEND DOLLARS PAID
DOLLARS IN MILLIONS
DILUTED EARNINGS PER SHARE*
IN DOLLARS

* Diluted earnings per share exclude non-recurring charges. 2007 excludes a gain on European rationalization actions. 2006 excludes European rationalization charges and a gain on the sale of a facility. 2005 excludes net favorable tax benefits and gains related to the settlement of legal disputes, partially offset by charges relating to the sale of a business and European rationalization charges. 2004 excludes European rationalization charges and CEO retirement costs. 2003 excludes a charge relating to a Company rationalization program.

YEAR ENDED DECEMBER 31 (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)	2007	2006	2005
Net Sales	$2,281	$1,972	$1,601
Net Income	203	175	122
Net Income excluding non-recurring items (A)	203 •	171 ▪	113 ^
Basic Earnings per Share	4.73	4.11	2.93
Basic Earnings per Share excluding non-recurring items (A)	4.73 •	4.02 ▪	2.70 ^
Diluted Earnings per Share	4.67	4.07	2.90
Diluted Earnings per Share excluding non-recurring items (A)	4.67 •	3.98 ▪	2.67 ^
Cash Dividends Paid per Share of Common Stock	0.88	0.76	0.72
Working Capital	658	491	383
Current Ratio	3.1	2.5	2.3
Total Assets	$1,645	$1,395	$1,161
Total Shareholders' Equity	1,087	853	652
Cash Provided by Operations	250	119	117
Return on Invested Capital	20.5%	19.9%	17.7%

(A) Basic and diluted earnings per share excluding non-recurring items are presented as management believes this financial measure is important to investors to evaluate and compare the Company's financial performance from period to period. Management uses this information in assessing and evaluating the Company's underlying operating performance.

• 2007 excludes a gain on European rationalization actions of $0.2 ($0.1 after-tax, no impact per diluted share).

▪ 2006 excludes a charge on European rationalization actions of $3.5 ($3.5 after-tax, or $0.08 per diluted share) and a non-recurring gain of $9.0 ($7.2 after-tax, or $0.17 per diluted share) on the sale of a facility in Ireland.

^ 2005 excludes net favorable tax benefits of $11.7 ($0.28 per diluted share) related to a change in Ohio tax law, the resolution of prior years' tax liabilities and the repatriation of foreign earnings, as well as $1.4 ($0.9 after-tax, or $0.01 per share) in gains related to the settlement of legal disputes, partially offset by $3.7 ($3.0 after-tax, or $0.06 per share) of charges relating to the sale of a business and European rationalization charges.

TO OUR SHAREHOLDERS:

Lincoln Electric experienced continued growth through all of our operations during 2007. Even though several global markets, including North America, experienced sluggishness, we were able to increase both sales and net income.


LINCOLN
ELECTRIC
THE WELDING EXPERTS

JOHN M. STROPKI
Chairman, President and Chief Executive Officer at the Nasdaq MarketSite in New York City.

Thanks to the hard work of our 9,000 employees, we successfully implemented cost efficiencies to help offset the impact of rising raw material and energy costs during the year. At the same time, we increased our sales and market share in emerging regions such as China, India, Latin America and Eastern Europe, as well as worldwide in growing market segments such as energy production and infrastructure.

Robust activity in energy and infrastructure projects around the globe continued to translate into growing demand for Lincoln Electric's industry-leading products and technological expertise. True to our reputation as The Welding Experts®, our focus on providing high-quality and innovative technology and products, plus competitive costs, continues to be a highly successful formula.

2007 FINANCIAL RESULTS

The Company achieved several financial milestones in 2007 with sales increasing 15.7% to a record $2.28 billion. Net income increased 15.8% to $203 million, or $4.67 diluted earnings per share. Operating income increased 19.2% to $278 million. Excluding non-recurring items from both 2007 and 2006 results, adjusted operating income increased 22.0%.

The Company's North American operations had sales of $1.40 billion for the year, an increase of 7.3%, despite difficult comparisons and market conditions. U.S. export sales increased 26.2% to $194 million, and Lincoln operations outside of North America had sales of $880 million, an increase of 32.0%.

Net cash provided by operating activities increased 111% to $250 million. The Company's Board of Directors declared a quarterly cash dividend of $0.25 per share or $1.00 on an annualized basis, a 13.6% increase.

DYNAMIC GLOBAL MARKETS

Our continuing global leadership is reflected in Lincoln Electric's international sales growth of 171% over the past five years, and our U.S. export growth of 208% during the same time frame. The Company's excellent export results earned us the President's E-Star Award, and we were honored at ceremonies in the Oval Office of the White House, with President George W. Bush presiding.

Long-term trends are positive for a wide range of our key markets and industry segments, including power generation and process industries; offshore oil and gas production; pipelines and pipe mills; shipbuilding; heavy fabrication; and global infrastructure needs.

Energy infrastructure projects alone around the world are expected to generate more than $20 trillion in total spending between now and 2030, according to an IEA World Energy forecast. These projects – such as wind towers, nuclear plants and other power generation projects – will require substantial amounts of our high-technology welding equipment and consumables. If we extrapolate based on the known spending for current projects, we estimate that $20 billion of that worldwide total will be spent on welding products to support these projects. Lincoln Electric is well-positioned to benefit from a sizable portion of that spending.

We are fortunate to operate in an industry serving dynamic and emerging growth markets, which have more than offset a short-term slowing in some of our traditional markets such as U.S. domestic automotive and durable goods manufacturing.

STRATEGIC ACQUISITIONS

Strategic acquisitions continued to play an important role in 2007 as we enhanced our offering with complementary products and expanded our global footprint to better serve growing markets.

We continue to seek and make acquisitions that will advance our progress toward our goals. With our strong balance sheet and global management team, we are well-positioned to take advantage of further acquisition opportunities that may arise in the future.

Most recently, in November 2007, we acquired Vernon Tool Company, Ltd., a privately held manufacturer of computer-controlled pipe cutting equipment for precision fabrication. This acquisition expands our automation solutions, complements our existing product offerings and increases our value to customers primarily in the growing energy and infrastructure markets.

In February 2008, we became majority owner of a joint venture with Zhengzhou Heli Welding Company, Ltd., based in Zhengzhou, China, to manufacture submerged arc flux and wire in China. This will enable us to better serve the growing market in the Far East with locally manufactured consumables to support our import sales of high-tech submerged arc equipment to the region. Submerged arc wire and flux are used for welding applications in heavy construction, pipe mills, the energy sector and other infrastructure-related segments.

Earlier in the year, we acquired Nanjing Kuang Tai Welding Company, Ltd., a maker of stick electrode products, based in Nanjing, China, after previously holding a 35% stake in the company. This acquisition expands our product line and manufacturing capabilities to meet the growing demand for stick electrode and flux cored products in China.

We also purchased Spawmet Sp. z.o.o., a manufacturer of stick electrodes in Poland, to serve the growing Eastern Europe market and to enhance our market position in distribution. As we continue to increase our capacity to meet growing demand in Europe, we are expanding operations at Spawmet as well as at Metrode Products Limited, a London-based manufacturer that we acquired in 2006, which produces specialty consumables for the power generation and process industries.

NEW PRODUCTS

A number of successful new products have contributed to our growth. These include the LN-25 PRO™, a portable industrial wire feeder that is simple, reliable, easy to service, and ideal for field construction and fabrication, as well as for shipyards and rental companies. This popular new product has contributed several million dollars in sales since its June 2007 rollout. In addition, our Power MIG® 140 and 180 products have generated significant sales since their introduction in October 2006. The Power MIGs® are combination wire feeder and flux-cored welders, for home and farm projects, autobody work and small shop welding. UltraCore®, our cored wire consumable product introduced in 2006, has also performed quite well in the marketplace, with sales increasing over 60% in the past year, as Lincoln continues to gain market share in general fabrication, offshore fabrication and bridge construction.

COMMITMENT TO EFFICIENCY AND OUR COMMUNITY

We are especially pleased with our ongoing efforts to extract operational efficiency and savings wherever we can. In the United States, for example, our machine and consumables divisions' top 50 savings projects contributed more than $20 million to our earnings before interest, taxes and bonuses in 2007.

Our dedication to efficiency extends throughout every portion of our worldwide operations. We have expanded our Six Sigma program to include Asia Pacific and Mexico. Six Sigma tools and processes are now widely used in all areas of our business and resulted in savings of $5 million in 2007. We are successfully integrating SAP throughout our global operations, as well.

In recognition of our commitment to quality and service excellence, we have received several prestigious supplier awards from our customers. Lincoln is the first and only welding company to earn the Caterpillar Inc. Supplier Quality Excellence Process Certification according to the MQ11005 Standard for our Euclid and Mentor, Ohio welding consumable plants. Lincoln also was a recipient of the John Deere Achieving Excellence Award for supplier excellence and received Partner status, which is given to the company's top 200 global suppliers. Lincoln is the only arc welding company to be so honored.



From left: John M. Stropki, President George W. Bush, Richard Seif, Lincoln SVP, Global Marketing, and George Blankenship, President, Lincoln Cleveland.

Our industry-leading efforts to gain ISO 14001 certification for all of our facilities continues. We now have nine facilities in six countries ISO-certified as of the end of 2007. In addition, our corporate-wide commitment to improving safety and environmental sustainability is first in our industry, as we find ways to expand both cost-effectively and conscientiously.

A prime example of our efforts in this area include the use of "green" technology at the plant we constructed with our joint venture partner in Turkey. This technology is also being incorporated into our facility under construction in India and at our brownfield renovation of the building next to our headquarters in Northeast Ohio which will be our new automated welding center to serve the U.S. marketplace.

An important part of our mission is to support the health and safety of our employees, customers and neighbors. We are proud of our contributions to a variety of efforts in our communities, such as the United Way programs in the communities where we live and work, the Harvest for Hunger campaign and the Juvenile Diabetes Research Foundation, as well as our work to promote workplace innovation and career training in our industry and markets.

CREATING VALUE

Lincoln Electric's commitment to providing value for customers and shareholders stems from the vision of our founders John C. Lincoln and James F. Lincoln, who started the Company in 1895 with the philosophy that if customers are satisfied, profits will follow.


EMPLOYEES
SHAREHOLDERS
OUR CONTINUING SUCCESS
CUSTOMERS

Customers continue to recognize the world-class quality of our products and service. A recent study conducted by a national research firm found overwhelmingly that our customer base favors Lincoln for our valued-added products and services. We are proud of our commitment to our customers, and we will always strive to continue improving our service and value to them.

Our customers' satisfaction has contributed to the value we generate for shareholders. Lincoln Electric's share price has increased 240% over the past five years and 359% over the past 10 years. In addition, our Board of Directors declared a 13.6% dividend increase in December 2007, for a total increase of 56.3% in our dividend over the past five years.

As we look forward to generating greater value for customers and shareholders in the future, our strong balance sheet positions us to continue to make strategic investments in technology and acquisitions that will further our growth and bolster our global leadership in the industry.

STRONG BOARD AND MANAGEMENT

We are dedicated to fulfilling our responsibilities to shareholders through good governance, a strong Board of Directors and effective management. We welcome William E. MacDonald, III, former Vice Chairman of National City Corporation, who joined our Board in 2007.

On our management team, we recently expanded the roles of Vincent K. Petrella, Senior Vice President and Chief Financial Officer, and George Blankenship, Senior Vice President, Global Engineering. Vince has added responsibility for the Lincoln Electric Company of Canada and corporate relations to his previous duties as Chief Financial Officer. George has also been appointed to the newly created position of President, Lincoln Cleveland. He has added marketing, sales and operations responsibility for our major domestic operations, and will continue to lead the Company's global research and development and technology transfer functions.

George and Vince demonstrate the overall strength and depth of our management team and our capability to promote, from our own ranks, people who understand the Company, our culture and the welding industry.

To ensure that we continue to have the caliber of talent represented by George and Vince, we have our own global executive development program. Finding and retaining talent in today's global economy is challenging. Lincoln has had the good fortune of growing our own talent over the years and adding from the outside when necessary. This new program will ensure that our ranks stay loaded with talent that is globally focused, honors our Company values no matter where based, and achieves what is best for Lincoln, its employees, shareholders and customers.

One of our team who also exemplified the type of seasoned talent that makes our Company strong is Ralph Fernandez, who retired as President of Lincoln Latin America last year. I want to thank Ralph for his many years of contributions to Lincoln Electric, and we wish him and his family all the best.

OUR PLAN FOR CONTINUING GROWTH

For 2008, we expect continued growth for Lincoln Electric, driven largely by the strength of key markets such as energy production and infrastructure, despite ongoing uncertainties in several other sectors of the economy.

After dramatically exceeding our goals set in the 2005-2007 strategic plan, we have developed a 2008-2010 plan that focuses on transformational strategies for each region or business. This new focus will help Lincoln concentrate on a number of high-impact initiatives critical to the success of a business or region for the next three years and beyond.

As we move forward, our success will continue to be driven by our high-quality products, technology leadership and broad base of customers we serve in a variety of markets where welding plays a critical role. We provide value to customers by reducing their welding costs and helping them address the shortage of high-quality welders through automation solutions. To achieve that goal, we have launched a new global partnership with FANUC Robotics Ltd., the world's largest manufacturer of robots. To ensure that we remain unsurpassed as The Welding Experts®, we plan to continue investing in the industry's most comprehensive R&D program.

We are better positioned now than ever to continue our impressive record of success. We have the right products and business model, as well as excellent distributor partners around the world who are playing a key role in representing the Lincoln franchise. This combination – coupled with having the right people in the right place – will enable us to prosper in an environment that is difficult and challenging, but which offers abundant opportunities for growth.

I thank our employees, directors, customers and shareholders for their continuing support.

Sincerely,



Chairman, President and Chief Executive Officer

As The Welding Experts®,

Lincoln Electric provides solutions for a very wide range of applications in markets that are growing rapidly throughout the world. The Company is uniquely positioned to serve these markets through its extensive suite of high-technology products and far-reaching geographic footprint, which is unparalleled among its competitors.

Lincoln's products and technology play a critical role in vital projects affecting many countries and regions worldwide, from the production of energy to the build-up of infrastructure. Customers turn to Lincoln for high-quality welding equipment and consumables that meet their specific requirements for the successful, cost-effective and timely completion of these projects.

Because of the wide variety of applications in which welding is used, Lincoln serves a diverse base of customers and markets. Following are some of the most vibrant markets that are contributing to Lincoln's current strength and growth prospects for the future.





Power Generation and Process Industries

Global investment in energy infrastructure is expected to total more than $20 trillion between now and 2030. This, coupled with projections that energy demand will surpass production by 2012, should ensure robust activity related to the exploration, development and production of traditional and alternative energy sources for many years to come.

Lincoln Electric technologies and products provide unique solutions for the construction of thermal and nuclear power plants, the erection of wind towers for renewable energy, and the development of ethanol production facilities. The Company serves these markets with many popular products some of which are Excalibur® mild steel electrodes, Metrode® branded alloy consumable solutions and Lincoln's proprietary STT® power sources. Customers also benefit from Lincoln's global reach to deliver and support these products wherever and whenever they are needed.

Offshore Industries

The world's rising demand for energy also is spurring tremendous growth in offshore production of oil and gas. This industry poses special challenges due to the extreme environment, deepwater and sometimes frigid conditions that affect construction.

International oil and gas exploration and production spending is projected to increase 16% in 2008, to $267 billion, with definite plans under way to expand the amount of drilling rigs by 23% globally over the coming years.

Lincoln Electric products address the specific needs of this industry for structures such as jack-up rigs, semi-submersible platforms, jacket legs, drill ships and topsides. Unique products for these applications include Lincoln's Power Wave® AC/DC 1000™ Submerged Arc power sources, 888™/LAC-M2™ Submerged Arc consumables and UltraCore® 81K2 cored wires.

Pipelines/Pipemills

To meet demand, energy exploration is being driven to greater depths and more remote regions. This increases the need for cross-country and offshore pipelines to deliver oil and gas in higher quantities over longer distances. More than 100,000 miles of new pipelines are estimated to be planned or under construction around the world.

Lincoln products are used for both the fabrication of pipe and the installation of new pipelines. These products include world-renowned Pipeliner® consumables such as NR 208XP™ and G70M™, which are being used on construction of the 2,800-kilometer VSTO pipeline in Russia and pipelines in India and China, and Power Wave® 455M power sources used for welding offshore pipes in the Gulf Coast.

In addition, Lincoln Electric AC1200™ & DC1000™ power sources, coupled with Uhrhan and Schwill pipe welding systems, and hundreds of thousands of pounds of consumables, such as Lincoln 995N™ and L61™ Submerged Arc, are used annually for pipe production globally.



More than 100,000 miles of new pipelines, such as this one in Kazakhstan, are planned or under construction around the world and will be significant users of welding products.

Heavy Fabrication

The global outlook for the fabrication of earthmoving and construction equipment remains very strong at approximately 8% growth for 2008, with agricultural and farm equipment not far behind. This industry segment is expected to continue growing in the coming years to meet the world's unrelenting demand for infrastructure growth and raw materials.

Lincoln Electric is well-positioned to capitalize on this growth through its global operations and strength in key markets such as China, India, Russia, Latin America and Europe, as well as the United States. Lincoln's welding products have won key orders with customers in this market.

One such product is our newly designed Powerplus® 650 HD, which is manufactured in China, where heavy fabrication equipment demand is growing at over 20% per year. Additionally, Lincoln's solid welding wires, such as its SuperArc® L50 & L56, have been the industry standard for many years in the United States. Coupled with leading robotic automation welding solutions, these consumables have proved time after time to yield productivity and cost-reduction improvements for heavy fabrication customers worldwide.

Automotive/Transportation Industries

The growing demand for mobility in underdeveloped countries and the increased activity in freight transport due to globalization are the main drivers for expected long-term global growth in the automotive and transportation industries. With China, India, South America and Europe leading the way, global growth in automobiles, heavy trucks and buses is estimated at more than 7% per year.

Lincoln is well-positioned with manufacturing, technical and sales expertise in each of these markets to capture a significant amount of growth going forward. We serve a diverse customer base in this industry – including original equipment manufacturers, tier-one, tier-two and sub-suppliers. We provide world-class welding power sources, such as the new Power Wave® i400, the Power Wave® 455M, along with robotic solutions and premium solid wires, such as Super-Arc® L56 in the United States and SupraMig® and Ultramag® solid products in Europe.

In addition, Lincoln Electric is involved in the development of consumable solutions for high-strength materials with applications that serve the growing demand for lighter, stronger vehicles in response to more stringent safety and economy standards.

The Lincoln Electric and FANUC partnership provides automated solutions for end users around the world. Pictured here is Lincoln's new Invertec® CV350-R robotic power source integrated with FANUC's new 100ic robot at the IREX Robot show in Japan.


INVERTEC CV350-R



Arc welding is essential to building modern steel ships such as the LNG tanker above.

Shipbuilding

The global output of commercial ships is expected to rise by more than 20% over the next three years, driven by globalization of trade and the need to upgrade an aging ship population. Welding is an essential component of most steel ship production.

Approximately 75% of the world's ships are built in Asia, with Korea and China leading the way in growth prospects for this industry. With five facilities in China that contain significant capabilities for production of equipment and consumables that are specifically applicable in shipbuilding, Lincoln Electric is positioned to participate in this growth.

New products manufactured at our Lincoln Electric Shanghai operations, such as the Powerplus® 500 power source and PWF-4 wire feeder, as well as Lincoln LW-71® flux cored wires, have recently won important orders in the China shipbuilding market.

Structural Steel

Repairs of existing buildings and bridges are a high priority in countries and regions that are modernizing and expanding their infrastructure. In the United States alone, more than 78,000 bridges are categorized as structurally deficient, representing approximately 27% of the nation's bridge infrastructure.

Demand for structural steel used in the construction of buildings, stadiums, power plants, petro-chemical facilities and other projects has grown by approximately 25% in the U.S. since 2004. These trends are a positive sign for Lincoln Electric equipment and consumable products in areas such as submerged arc equipment, fluxes and wires.


Eczacıbaşı
LINCOLN ELECTRIC

The welding consumables plant in Turkey with joint venture partner ASKAYNAK uses "green" technology in its operations. Pictured are Bülent Eczacıbaşı, Chairman - Eczacıbaşı Group, Toker Alban, CFO - Eczacıbaşı Group, Vincent K. Petrella, SVP & CFO, Lincoln Electric, Daniel McMillin, Finance Director, Lincoln Electric Europe, Ilkay Bayram, General Manager - ASKAYNAK, David M. LeBlanc, President - Lincoln Electric Europe, John M. Stropki, Chairman and CEO – Lincoln Electric (Mrs. Liz Stropki is partially hidden) at the plant dedication in October 2007.



The facility under construction in Chennai, India, will be Lincoln's first plant in this growing market.

During 2007, Lincoln Electric undertook the greatest plant expansion in the Company's history, with construction or upgrades at 10 plants throughout the world.

In Poland, two new plants – a Harris Products Group factory and a flux cored wire facility – were completed. Both plants, located next to each other in the town of Dzierzoniow, are examples of design and production elements that are geared to promote higher productivity, minimize harmful environmental impact and gain ISO certification. The Harris plant produces gas apparatus for the European and export market. The new cored wire facility doubles the capacity and enables the Company to compete more effectively in the growing markets in several East European countries.

In Turkey, Lincoln and its joint venture partner, ASKAYNAK, have completed a state-of-the-art consumables facility that also doubles the capacity of the plant it replaced and is a model plant for safety, environmental practices and productivity. The plant maximizes the use of natural daylight with skylights and windows for interior lighting. Natural air circulation is harnessed for ventilation, and solar energy is used to heat water for industrial operations, which is believed to be a first for a plant in Istanbul. Waste heat is recycled, and a new treatment plant processes and minimizes waste.

In China, the fastest growing market for welding products, the Company completed its fifth plant at the Lincoln Electric Shanghai manufacturing campus. The new 130,000-square-foot cored wire facility and warehouse positions the Company to better serve the expanding market for sub-arc wire, especially in the shipbuilding segment.

Lincoln Electric's first plant in India is being constructed in Chennai, located on the country's southwest coast. The plant design will incorporate world-class safety and environmental standards similar to the Company's other plants around the world.

Ground was broken for a 120,000-square-foot expansion of Lincoln's Mentor, Ohio, welding consumables factory. This project, expected to be completed during 2008, is an example of the Company's commitment to continuous improvement and investment in the U.S. market.

Other expansions include new cored wire lines and equipment in a Brazilian plant, an expansion of the Torreon, Mexico plant, and the current renovation of a Cleveland, Ohio facility that will be Lincoln's center of automated welding excellence. All of these projects will help grow the Company's global footprint and will be among the best and most advanced facilities within the arc welding industry.

STRONG GLOBAL DISTRIBUTION NETWORK

With a growing manufacturing footprint in China, Lincoln Electric is well positioned to serve this fast-growing market. (Pictured: Shanghai)

Rounding out Lincoln Electric's recognized leadership as The Welding Experts® of the industry is its large distribution network, which enhances its ability to serve customers on a worldwide basis. Lincoln's relationships with distributors are cultivated by listening closely to their needs and providing them solutions to grow their businesses.

In recognizing the growing retail business within this network, Lincoln recently introduced point-of-purchase fixtures/displays for the retail showroom. These new fixtures provide a full set of merchandising solutions for the distributor, with a bold, fresh look to enhance the brand and match the "I Choose Lincoln" campaign.



CORPORATE INFORMATION

Harold L. Adams °2002
Lead Director
Chairman Emeritus and Former Chairman, President and Chief Executive Officer of RTKL Associates Inc.

David H. Gunning °1987
Former Vice Chairman of Cleveland-Cliffs Inc

Stephen G. Hanks °2006
Former President and Chief Executive Officer, Washington Group International, Inc.

Robert J. Knoll °2003
Former Partner, Deloitte & Touche LLP

G. Russell Lincoln °1989
President of N.A.S.T. Inc.

Kathryn Jo Lincoln °1995
Chairman of the Lincoln Institute of Land Policy

William E. MacDonald, III °2007
Former Vice Chairman of National City Corporation

Hellene S. Runtagh °2001
Former President and Chief Executive Officer of Berwind Group

John M. Stropki °1998
Chairman, President and Chief Executive Officer of the Company

George H. Walls, Jr. °2003
Former Chief Deputy Auditor, State of North Carolina

° Year elected as a Director

COMPANY OFFICERS AND EXECUTIVE MANAGEMENT

George D. Blankenship *1985 • ^
Senior Vice President, Global Engineering and President, Lincoln Cleveland

Gabriel Bruno *1995
Vice President, Corporate Controller

Joseph G. Doria *1972
Vice President
President, Lincoln Electric Canada

Gretchen A. Farrell *1997 • ^
Vice President, Human Resources

Thomas A. Flohn *1983
Vice President
President, Lincoln Electric Asia Pacific

Vinod Kapoor *2000
Vice President, Global Operations Development

Michele R. Kuhrt *1997
Vice President, Corporate Tax

David M. LeBlanc *1986
Vice President
President, Lincoln Electric Europe and Russia

Michael S. Mintun *1984
Vice President, Sales, North America

David J. Nangle *1979
Vice President; Group President of Brazing, Cutting and Retail Subsidiaries

Ronald A. Nelson *1972
Vice President, Machine Division

Vincent K. Petrella *1995 • ^
Senior Vice President, Chief Financial Officer and Treasurer

Richard J. Seif *1971
Senior Vice President, Global Marketing

John M. Stropki *1972 • ^
Chairman, President and Chief Executive Officer

Frederick G. Stueber *1995 • ^
Senior Vice President, General Counsel and Secretary

• Officer, Lincoln Electric Holdings, Inc.
^ Member, Management Committee
* Year joined the Company

INFORMATION

Additional copies of Lincoln Electric's 2007 Annual Report and Form 10-K may be obtained by contacting Corporate Relations at (216) 383-4893, sending a fax to (216) 383-8220 or visiting our Web site: www.lincolnelectric.com. This Annual Report may also be obtained by calling 1-888-400-7789.

Inquiries about dividends, shareholder records, share transfers, changes in ownership and address changes should be directed to the Transfer Agent and Registrar:

National City Bank
Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44197-1200
Attn: Shareholder Services
(800) 622-6757

The Annual Meeting of Lincoln Electric Shareholders is scheduled to be held on Friday, April 25, 2008, at 11:30 a.m., at Marriott Cleveland East, 26300 Harvard Road, Warrensville Heights, Ohio 44122. The Company's Common Shares are traded on the NASDAQ Stock Market under the stock symbol "LECO." The number of record holders of Common Shares at December 31, 2007 was 1,892.

For additional Company information, contact:

Corporate Relations
Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117-1199 USA
Phone: (216) 383-4893
Fax: (216) 383-8220

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007 Commission file number 0-1402

LINCOLN ELECTRIC HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Ohio	34-1860551
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
22801 St. Clair Avenue, Cleveland, Ohio	44117
(Address of Principal Executive Offices)	(Zip Code)

(216) 481-8100
(Registrants' Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(g) of the Act: None

Securities registered pursuant to Section 12(b) of the Act:

Common Shares, without par value	The NASDAQ Stock Market LLC
(Title of Each Class)	(Name of Each Exchange on Which Registered)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

The aggregate market value of the common shares held by non-affiliates as of June 30, 2007 was $3,002,327,219 (affiliates, for this purpose, have been deemed to be Directors and Executive Officers of the Company and certain significant shareholders).

The number of shares outstanding of the registrant's common shares as of December 31, 2007 was 42,961,679.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference certain information from the registrant's definitive proxy statement to be filed on or about March 30, 2008 with respect to the registrant's 2008 Annual Meeting of Shareholders.

PART I

Item 1. Business

General

As used in this report, the term "Company," except as otherwise indicated by the context, means Lincoln Electric Holdings, Inc., its wholly-owned and majority-owned subsidiaries for which it has a controlling interest. The Lincoln Electric Company began operations in 1895 and was incorporated under the laws of the State of Ohio in 1906. During 1998, The Lincoln Electric Company reorganized into a holding company structure, and Lincoln Electric Holdings, Inc. became the publicly-held parent of Lincoln Electric subsidiaries worldwide, including The Lincoln Electric Company.

The Company is a full-line manufacturer and reseller of welding and cutting products. Welding products include arc welding power sources, wire feeding systems, robotic welding packages, fume extraction equipment, consumable electrodes and fluxes. The Company's welding product offering also includes regulators and torches used in oxy-fuel welding and cutting. In addition, the Company has a leading global position in the brazing and soldering alloys market.

The arc welding power sources and wire feeding systems manufactured by the Company range in technology from basic units used for light manufacturing and maintenance to highly sophisticated robotic applications for high production welding and fabrication. Three primary types of arc welding electrodes are produced: (1) coated manual or stick electrodes, (2) solid electrodes produced in coil reel or drum forms for continuous feeding in mechanized welding, and (3) cored electrodes produced in coil form for continuous feeding in mechanized welding.

The Company has wholly-owned subsidiaries or joint venture manufacturing facilities located in the United States, Australia, Brazil, Canada, Colombia, United Kingdom, France, Germany, Indonesia, Italy, Mexico, the Netherlands, People's Republic of China, Poland, Spain, Taiwan, Turkey, Venezuela and Vietnam. The Company manages its operations by geographic location and has two reportable segments, North America and Europe, and combines all other operating segments as Other Countries. Other Countries includes results of operations for the Company's businesses in Argentina, Australia, Brazil, Colombia, Indonesia, Mexico, People's Republic of China, Taiwan and Venezuela. See Note J to the Company' Consolidated Financial Statements with respect to segment and geographic area information. Nearly all of the above facilities are ISO 9001 certified.

Customers

The Company's products are sold in both domestic and international markets. In North America, products are sold principally through industrial distributors, retailers and also directly to users of welding products. Outside of North America, the Company has an international sales organization comprised of Company employees and agents who sell products from the Company's various manufacturing sites to distributors and product users.

The Company's major end user markets include:

- general metal fabrication,
- infrastructure including oil and gas pipelines and platforms, buildings, bridges and power generation,
- transportation and defense industries (automotive, trucks, rail, ships and aerospace),
- equipment manufacturers in construction, farming and mining,
- retail resellers, and
- rental market.

The Company is not dependent on a single customer or a few customers. The loss of any one customer would not have a material adverse effect on its business. The Company's business is not seasonal.

Competition

Conditions in the arc welding and cutting industry are highly competitive. The Company believes it is the world's largest manufacturer of consumables and equipment in a field of three or four major competitors and numerous smaller competitors. The Company continues to pursue appropriate strategies to heighten its competitiveness in domestic and international markets, which includes positioning low cost manufacturing facilities in most geographical markets. Competition in the arc welding and cutting industry is on the basis of brand preference, product quality, price, performance, warranty, delivery, service and technical support. The Company believes its performance against these factors has contributed to the Company's position as the leader in the industry.

Virtually all of the Company's products may be classified as standard commercial articles and are manufactured for stock. The Company believes it has a competitive advantage in the marketplace because of its highly trained technical sales force and the support of its welding research and development staff, which allow it to assist the consumers of its products in optimizing their welding applications. The Company utilizes this technical expertise to present its Guaranteed Cost Reduction Program to end users through which the Company guarantees that the user will achieve cost savings in its manufacturing process when it utilizes the Company's products. This allows the Company to introduce its products to new users and to establish and maintain close relationships with its consumers. This close relationship between the technical sales force and the direct consumers, together with its supportive relationship with its distributors, who are particularly interested in handling the broad range of the Company's products, is an important element of the Company's market success and a valuable asset of the Company.

Raw Materials

The principal raw materials essential to the Company's business are various chemicals, electronics, steel, engines, brass, copper and aluminum alloys, all of which are normally available for purchase in the open market.

Patents and Trademarks

The Company holds many valuable patents, primarily in arc welding, and has increased the application process as research and development has progressed in both the United States and major international jurisdictions. The Company believes its trademarks are an important asset, and aggressively pursues brand management.

Environmental Regulations

The Company's facilities are subject to environmental regulations. To date, compliance with these environmental regulations has not had a material effect on the Company's earnings. The Company is ISO 9001 certified at nearly all facilities worldwide. In addition, the Company is ISO 14001 certified at most significant manufacturing facilities in the United States and is working to gain certification at its remaining United States facilities, as well as the remainder of its facilities worldwide.

International Operations

The Company conducts a significant amount of its business and has a number of operating facilities in countries outside the United States. As a result, the Company is subject to business risks inherent to non-U.S. activities, including political uncertainty, import and export limitations, exchange controls and currency fluctuations. The Company believes risks related to its foreign operations are mitigated due to the political and economic stability of the countries in which its largest foreign operations are located.

Research and Development

Research activities, which the Company believes provide a competitive advantage, relate to the development of new products and the improvement of existing products. Research activities are Company-sponsored. Refer to Note A to the consolidated financial statements with respect to total costs of research and development.

Employees

The number of persons employed by the Company worldwide at December 31, 2007 was 8,992. See Item 10 of Part III for information regarding the Company's executive officers, which is incorporated herein by reference.

Website Access

The Company's internet address is www.lincolnelectric.com. The Company makes available free of charge on its website at www.lincolnelectric.com its annual, quarterly and current reports, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The Company also posts its Code of Corporate Conduct and Ethics on its website. However, the information found on the Company's website is not part of this or any other report.

Item 1A. Risk Factors

From time to time, information we provide, statements by our employees or information included in our filings with the SEC may contain forward-looking statements that are not historical facts. Those statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, and our future performance, operating results, financial position and liquidity, are subject to a variety of factors that could materially affect results, including those described below. Any forward-looking statements made in this report or otherwise speak only as of the date of the statement, and, except as required by law, we undertake no obligation to update those statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

The risks and uncertainties described below and all of the other information in this report should be carefully considered. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties of which we are currently unaware or that we currently believe to be immaterial may also adversely affect our business.

If energy costs or the prices of our raw materials increase, our operating expenses could increase significantly.

In the normal course of business, we are exposed to market risk and price fluctuations related to the purchase of energy and commodities used in the manufacture of our products (primarily steel, brass, copper and aluminum alloys). The availability and prices for raw materials are subject to volatility and are influenced by worldwide economic conditions, speculative action, world supply and demand balances, inventory levels, availability of substitute materials, currency exchange rates, our competitors' production costs, anticipated or perceived shortages and other factors. The price of the type of steel used to manufacture our products has continued to increase significantly and has been subject to periodic shortages due to global economic factors, including increased demand for construction materials in developing nations such as China and India. We have also experienced substantial inflation in prices for other raw materials, including metals, chemicals and energy costs. Energy costs could continue to rise, which would result in higher transportation, freight and other operating costs. Our future operating expenses and margins will be dependent on our ability to manage the impact of cost increases. Our results of operations may be harmed by shortages of supply and by increases in prices to the extent those increases can not be passed on to customers.

We are a co-defendant in litigation alleging manganese induced illness and litigation alleging asbestos induced illness. Liabilities relating to such litigation could reduce our profitability and impair our financial condition.

At December 31, 2007, we were a co-defendant in cases alleging manganese induced illness involving claims by approximately 3,197 plaintiffs and a co-defendant in cases alleging asbestos induced illness involving claims by approximately 28,362 plaintiffs. In each instance, we are one of a large number of defendants. In the manganese cases, the claimants allege that exposure to manganese contained in welding consumables caused the plaintiffs to develop adverse neurological conditions, including a condition known as manganism. In the asbestos cases, the claimants allege that exposure to asbestos contained in welding consumables caused the plaintiffs to develop adverse pulmonary diseases, including mesothelioma and other lung cancers.

Since January 1, 1995, we have been a co-defendant in manganese cases that have been resolved as follows: 11,935 of those claims were dismissed, 14 were tried to defense verdicts in favor of us and two were tried to plaintiff verdicts. In addition, 12 claims were resolved by agreement for immaterial amounts and one was decided in favor of us following a motion for summary judgment. Since January 1, 1995, we have been a co-defendant in asbestos cases that have been resolved as follows: 26,875 of those claims were dismissed, ten were tried to defense verdicts, four were tried to plaintiff verdicts, one was resolved by agreement for an immaterial amount and 513 were decided in favor of us following summary judgment motions.

Defense costs remain significant. The long-term impact of the manganese and asbestos loss contingencies, in each case in the aggregate, on operating cash flows and capital markets is difficult to assess, particularly since claims are in many different stages of development and we benefit significantly from cost-sharing with co-defendants and insurance carriers. While we intend to contest these lawsuits vigorously, and have applicable insurance relating to these claims, there are several risks and uncertainties that may affect our liability for personal claims relating to exposure to manganese and asbestos, including the future impact of changing cost sharing arrangements or a change in our overall trial experience.

Manganese is an essential element of steel and cannot be eliminated from welding consumables. Asbestos use in welding consumables in the U.S. ceased in 1981.

We may incur material losses and costs as a result of product liability claims that may be brought against us.

Our products are used in a variety of applications, including infrastructure projects such as oil and gas pipelines and platforms, buildings, bridges and power generation facilities, the manufacture of transportation and heavy equipment and machinery, and various other construction projects. We face risk of exposure to product liability claims in the event that accidents or failures on these projects result, or are alleged to result, in bodily injury or property damage. Further, our welding products are designed for use in specific applications, and if a product is used inappropriately, personal injury or property damage may result. For example, in the period between 1994 and 2000, we were a defendant or co-defendant in 21 lawsuits filed by building owners or insurers in Los Angeles County, California. The plaintiffs in those cases alleged that certain buildings affected by the 1994 Northridge earthquake sustained property damage in part because a particular electrode used in the construction of those buildings was unsuitable for that use. In the Northridge cases, one case was tried to a defense verdict in favor of us, 12 were voluntarily dismissed, seven were settled and we received summary judgment in our favor in another.

The occurrence of defects in or failures of our products, or the misuse of our products in specific applications, could cause termination of customer contracts, increased costs and losses to us, our customers and other end users. We cannot be assured that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend those claims. Further, we cannot be assured that our product liability insurance coverage will be adequate for any liabilities that we may ultimately incur or that it will continue to be available on terms acceptable to us.

The cyclicality and maturity of the United States arc welding and cutting industry may adversely affect our performance.

The United States arc welding and cutting industry is a mature industry that is cyclical in nature. The growth of the domestic arc welding and cutting industry has been and continues to be constrained by factors such as the increased cost of steel and increased offshore production of fabricated steel structures. Overall demand for arc welding and cutting products is largely determined by the level of capital spending in manufacturing and other industrial sectors, and the welding industry has historically experienced contraction during periods of slowing industrial activity. If economic, business and industry conditions deteriorate, capital spending in those sectors may be substantially decreased, which could reduce demand for our products, our revenues and our results of operations.

We may not be able to complete our acquisition strategy or successfully integrate acquired businesses.

Part of our business strategy is to pursue targeted business acquisition opportunities, including foreign investment opportunities. For example, the Company has completed and continues to pursue acquisitions or joint ventures in the People's Republic of China in order to strategically position resources to increase our presence in this rapidly growing market. We cannot be certain that we will be successful in pursuing potential acquisition candidates or that the consequences of any acquisition would be beneficial to us. Future acquisitions may involve the expenditure of significant funds and management time. Depending on the nature, size and timing of future acquisitions, we may be required to raise additional financing, which may not be available to us on acceptable terms. Our current operational cash flow is sufficient to fund our current acquisition plans, but a significant acquisition would require access to the capital markets. Further, we may not be able to successfully integrate any acquired business with our existing businesses or recognize expected benefits from any completed acquisition.

If we cannot continue to develop, manufacture and market products that meet customer demands, our revenues and gross margins may suffer.

Our continued success depends, in part, on our ability to continue to meet our customers' needs for welding products through the introduction of innovative new products and the enhancement of existing product design and performance characteristics. We must remain committed to product research and development and customer service in order to remain competitive. Accordingly, we may spend a proportionately greater amount on research and development than some of our competitors. We cannot be assured that new products or product improvements, once developed, will meet with customer acceptance and contribute positively to our operating results, or that we will be able to continue our product development efforts at a pace to sustain future growth. Further, we may lose customers to our competitors if they demonstrate product design, development or manufacturing capabilities superior to ours.

The competitive pressures we face could harm our revenue, gross margins and prospects.

We operate in a highly competitive global environment and compete in each of our businesses with other broad line manufacturers and numerous smaller competitors specializing in particular products. We compete primarily on the basis of brand, product quality, price, performance, warranty, delivery, service and technical support. If our products, services, support and cost structure do not enable us to compete successfully based on any of those criteria, our operations, results and prospects could suffer.

Further, in the past decade, the United States arc welding industry has been subject to increased levels of foreign competition as low cost imports have become more readily available. Our competitive position could also be harmed if new or emerging competitors become more active in the arc welding business. For example, while steel manufacturers traditionally have not been significant competitors in the domestic arc welding industry, some foreign integrated steel producers manufacture selected consumable arc welding products. Our sales and results of operations, as well as our plans to expand in some foreign countries, could be harmed by this practice.

We conduct our sales and distribution operations on a worldwide basis and are subject to the risks associated with doing business outside the United States.

Our long-term strategy is to continue to increase our share in growing international markets, particularly Asia (with emphasis in China and India), Latin America, Eastern Europe and other developing markets. There are a number of risks in doing business abroad, which may impede our ability to achieve our strategic objectives relating to our foreign operations. Many developing countries, like Venezuela, have a significant degree of political and economic uncertainty that may impede our ability to implement and achieve our foreign growth objectives. In addition, compliance with multiple and potentially conflicting foreign laws and regulations, import and export limitations and exchange controls is burdensome and expensive.

Moreover, social unrest, the absence of trained labor pools and the uncertainties associated with entering into joint ventures or similar arrangements in foreign countries have slowed our business expansion into some developing economies. Our presence in China has been facilitated largely through joint venture agreements with local organizations. While this strategy has allowed us to gain a footprint in China while leveraging the experience of local organizations, it also presents corporate governance and management challenges.

Our foreign operations also subject us to the risks of international terrorism and hostilities and to foreign currency risks, including exchange rate fluctuations and limits on the repatriation of funds.

The share of sales and profits we derive from our international operations and exports from the United States is significant and growing. This trend increases our exposure to the performance of many developing economies in addition to the developed economies outside of the United States.

Our operations depend on maintaining a skilled workforce, and any interruption in our workforce could negatively impact our results of operations and financial condition.

We are dependent on our highly trained technical sales force and the support of our welding research and development staff. Any interruption of our workforce, including interruptions due to unionization efforts, changes in labor relations or shortages of appropriately skilled individuals for our research, production and sales forces could impact our results of operations and financial condition.

Our revenues and results of operations may suffer if we cannot continue to enforce the intellectual property rights on which our business depends or if third parties assert that we violate their intellectual property rights.

We rely upon patent, trademark, copyright and trade secret laws in the United States and similar laws in foreign countries, as well as agreements with our employees, customers, suppliers and other third parties, to establish and maintain our intellectual property rights. However, any of our intellectual property rights could be challenged, invalidated or circumvented, or our intellectual property rights may not be sufficient to provide a competitive advantage. Further, the laws and their application in certain foreign countries do not protect our proprietary rights to the same extent as U.S. laws. Accordingly, in certain countries, we may be unable to protect our proprietary rights against unauthorized third-party copying or use, which could impact our competitive position.

Further, third parties may claim that we or our customers are infringing upon their intellectual property rights. Even if we believe that those claims are without merit, defending those claims and contesting the validity of patents can be time-consuming and costly. Claims of intellectual property infringement also might require us to redesign affected products, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from manufacturing, marketing or selling certain of our products.

Our global operations are subject to increasingly complex environmental regulatory requirements.

We are subject to increasingly complex environmental regulations affecting international manufacturers, including those related to air and water emissions and waste management. Further, it is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even when we are not subject to local government regulations. We may incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, liabilities resulting from third-party property damage or personal injury claims, or our products could be enjoined from entering certain jurisdictions, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws.

We also face increasing complexity in our products design and procurement operations as we adjust to new and future requirements relating to the design, production and labeling of our electrical equipment products that are sold in the European Union. The ultimate costs under environmental laws and the timing of these costs are difficult to predict, and liability under some environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company's corporate headquarters and principal United States manufacturing facilities are located in the Cleveland, Ohio area. Total Cleveland area property consists of 233 acres, of which present manufacturing facilities comprise an area of approximately 2,806,000 square feet.

In addition to the principal facilities in the Cleveland, Ohio area, the Company operates five other manufacturing locations in the United States and 29 manufacturing locations (including joint ventures) in 18 foreign countries, the locations of which are as follows:

United States:	Mason, Ohio; Cranston, Rhode Island; Gainesville, Georgia; Santa Fe Springs, California; Oceanside, California.
Australia:	Sydney.
Brazil:	Sao Paulo.
Canada:	Toronto; Mississauga.
Colombia:	Bogota.
United Kingdom:	Sheffield; Chertsey.
France:	Grand-Quevilly.
Germany:	Essen.
Indonesia:	Cikarang.
Italy:	Bologna; Genoa; Corsalone.
Mexico:	Mexico City; Torreon; Tijuana.
Netherlands:	Nijmegen.
People's Republic of China:	Shanghai; Jining, Inner Mongolia; Jinzhou; Nanjing.
Poland:	Bielawa; Swietochłowice; Dzierzoniow.
Spain:	Barcelona.
Taiwan:	Tainan.
Turkey:	Istanbul.
Venezuela:	Maracay.
Vietnam:	Ho Chi Minh City.

All properties relating to the Company's Cleveland, Ohio headquarters and manufacturing facilities are owned by the Company. In addition, the Company maintains operating leases for its distribution centers and many sales offices throughout the world. See Note M to the Company's Consolidated Financial Statements with respect to lease commitments. Most of the Company's foreign subsidiaries own manufacturing facilities in the foreign country where they are located. At December 31, 2007, $3.2 million of indebtedness was secured by property, plant and equipment with a book value of $5.0 million.

Item 3. Legal Proceedings

The Company is subject, from time to time, to a variety of civil and administrative proceedings arising out of its normal operations, including, without limitation, product liability claims and health, safety and environmental claims. Among such proceedings are the cases described below.

At December 31, 2007, the Company was a co-defendant in cases alleging asbestos induced illness involving claims by approximately 28,362 plaintiffs, which is a net decrease of 2,697 claims from those previously reported. In each instance, the Company is one of a large number of defendants. The asbestos claimants seek compensatory and punitive damages, in most cases for unspecified sums. Since January 1, 1995, the Company has been a co-defendant in other similar cases that have been resolved as follows: 26,875 of those claims were dismissed, ten were tried to defense verdicts, four were tried to plaintiff verdicts, one was resolved by agreement for an immaterial amount and 513 were decided in favor of the Company following summary judgment motions.

At December 31, 2007, the Company was a co-defendant in cases alleging manganese induced illness involving claims by approximately 3,197 plaintiffs, which is a net decrease of 565 claims from those previously reported. In each instance, the Company is one of a large number of defendants. The claimants in cases alleging manganese induced illness seek compensatory and punitive damages, in most cases for unspecified sums. The claimants allege that exposure to manganese contained in welding consumables caused the plaintiffs to develop adverse neurological conditions, including a condition known as manganism. At December 31, 2007, cases involving 1,261 claimants were filed in or transferred to federal court where the Judicial Panel on MultiDistrict Litigation has consolidated these cases for pretrial proceedings in the Northern District of Ohio (the "MDL Court"). Plaintiffs have also filed eight class actions seeking medical monitoring in state courts, six of which have been removed and transferred to the MDL Court. In addition, plaintiffs filed a class action complaint seeking medical monitoring on behalf of current and former welders in eight states, including three states covered by the single-state class actions, in the United States District Court for the Northern District of California. This case was also transferred to the MDL Court. A motion to certify a medical monitoring class related to this case was denied on September 14, 2007. Since January 1, 1995, the Company has been a co-defendant in similar cases that have been resolved as follows: 11,935 of those claims were dismissed, 14 were tried to defense verdicts in favor of the Company and two were tried to plaintiff verdicts. In addition, 12 claims were resolved by agreement for immaterial amounts and one claim was decided in favor of the Company following a summary judgment motion. On December 5, 2007, a jury returned a verdict in one such case against the Company and four co-defendants for an aggregate amount of $20.5 million in damages (one of the two plaintiff verdicts referenced above). Post trial motions are pending. The Company intends to appeal any final judgment. Based on cost sharing between co-defendants and applicable insurance, the Company believes resolution of this claim will not have a material impact on the Company's consolidated financial statements. For further information, see Note N to the Company's Consolidated Financial Statements and the "Product Liability Expense" section in Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K.

On December 13, 2006, the Company filed a complaint in U.S. District Court (Northern District of Ohio) against Illinois Tool Works, Inc. seeking a declaratory judgment that eight patents owned by the defendant relating to certain inverter power sources have not and are not being infringed and that the subject patents are invalid. Illinois Tool Works filed a motion to dismiss this action, which the Court denied on June 21, 2007. On September 7, 2007, the Court stayed the litigation, referencing pending reexaminations before the U.S. Patent and Trademark Office.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the quarter ended December 31, 2007.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common shares are traded on The NASDAQ Stock Market under the symbol "LECO." The number of record holders of common shares at December 31, 2007 was 1,892.

The total amount of dividends paid in 2007 was $37,744,123. For 2007, dividends were paid quarterly on January 15, April 13, July 13 and October 15.

Quarterly high and low stock prices and dividends declared for the last two years were:

	2007			2006		
	Stock Price		Dividends	Stock Price		Dividends
	High	Low	Declared	High	Low	Declared
First quarter	$70.19	$58.99	$0.22	$54.66	$38.20	$0.19
Second quarter	75.75	58.88	0.22	62.65	48.76	0.19
Third quarter	78.09	64.54	0.22	62.68	53.95	0.19
Fourth quarter	86.20	65.23	0.25	62.91	52.64	0.22

Source: The NASDAQ Stock Market

	Issuer Purchases of Equity Securities			
Period	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased under the Plans or Programs
November 1-30, 2007	187,426	$69.69	187,426	4,568,586
December 1-31, 2007	35,000	68.52	35,000	4,533,586
Total	222,426	$69.50	222,426	

See Note C to the Company's Consolidated Financial Statements.

The following line graph compares the yearly percentage change in the cumulative total shareholder return on Lincoln Electric Holdings, Inc. ("Lincoln") common shares against the cumulative total return of the S&P Composite 500 Stock Index ("S&P 500"), S&P 400 MidCap Index ("S&P 400") and the Russell 2000 Stock Index ("Russell 2000") for the five-year calendar period commencing January 1, 2003 and ending December 31, 2007. This graph assumes that $100 was invested on December 31, 2002 in each of Lincoln common, the S&P 500 companies, the S&P 400 companies and the Russell 2000 Stock Index. A compatible peer-group index for the welding industry, in general, was not readily available because the industry is comprised of a relatively small number of competitors, many of whom either are relatively small pieces of large publicly traded companies or are privately held. The Russell 2000, published by the Frank Russell Company, represents a developed index based on a concentration of companies having relatively small market capitalization, similar to the Company.


Five Year Performance Comparison
Lincoln Common, S&P 500, S&P 400 and Russell 2000 Composite Indices
$400
$350
$300
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007
Lincoln
S&P 500
S&P 400
Russell 2000

	2002	2003	2004	2005	2006	2007
Lincoln	100	110	156	183	282	336
S&P 500	100	128	142	149	172	182
S&P 400	100	135	157	177	195	211
Russell 2000	100	147	174	182	215	212

Item 6. Selected Financial Data

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Net sales	$2,280,784	$1,971,915	$1,601,190	$1,333,675	$1,040,589
Net income	202,736	175,008	122,306	80,596	54,542
Basic earnings per share	$ 4.73	$ 4.11	$ 2.93	$ 1.96	$ 1.32
Diluted earnings per share	4.67	4.07	2.90	1.94	1.31
Cash dividends declared	0.91	0.79	0.73	0.69	0.64
Total assets	$1,645,296	$1,394,579	$1,161,161	$1,059,164	$ 928,866
Long-term debt	117,329	113,965	157,853	163,931	169,030

In 2007, the Company recorded a net gain of $188 ($107 after-tax) relating to the Company's rationalization programs in Europe. See Note F to the Company's Consolidated Financial Statements for further discussion. The net gain recorded in 2007 was due to a gain of $816 ($735 after-tax) related to the liquidation of the Harris Ireland Pension Plan offsetting other charges.

Results for 2006 include a pre-tax charge of $3,478 ($3,478 after-tax) relating to the Company's rationalization programs in Europe and a pre-tax gain of $9,006 ($7,204 after-tax) on the sale of a facility in Ireland. See Note F to the Company's Consolidated Financial Statements for further discussion.

Results for 2005 include a pre-tax charge of $1,761 ($1,303 after-tax) relating to the Company's rationalization programs in Europe (See Note F to the Company's Consolidated Financial Statements), a one-time state income tax benefit of $1,807 (net of federal benefit) relating to changes in Ohio tax laws, a favorable adjustment of $8,711 related to the resolution of prior years' tax liabilities, a net favorable tax benefit of $1,146 associated with the repatriation of foreign earnings and a pre-tax gain of $1,418 ($876 after-tax) on the settlement of legal disputes.

Results for 2004 include a pre-tax charge of $2,440 ($2,061 after-tax) relating to the Company's rationalization programs in Europe (See Note F to the Company's Consolidated Financial Statements), and $4,525 ($2,828 after-tax) in pension settlement provisions, accrued base pay, bonus, and stock compensation related to the retirement of the Company's past Chairman and CEO.

Results for 2003 include a pre-tax charge of $1,743 ($1,367 after-tax) relating to a Company rationalization program.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations *(In thousands, except share and per share data)*

The following discussions of financial condition and results of operations should be read together with "Selected Financial Data," the Company's Consolidated Financial Statements and other financial information included elsewhere in this report. This report contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in the forward-looking statements. See Risk Factors in Item 1A for more information regarding forward-looking statements.

GENERAL

The Company is the world's largest designer and manufacturer of arc welding and cutting products, manufacturing a full line of arc welding equipment, consumable welding products and other welding and cutting products.

The Company is one of only a few worldwide broad line manufacturers of both arc welding equipment and consumable products. Welding products include arc welding power sources, wire feeding systems, robotic welding packages, fume extraction equipment, consumable electrodes and fluxes. The Company's welding product offering also includes regulators and torches used in oxy-fuel welding and cutting. In addition, the Company has a leading global position in the brazing and soldering alloys market.

The Company invests in the research and development of arc welding equipment and consumable products in order to continue its market leading product offering. The Company continues to invest in technologies that improve the quality and productivity of welding products. In addition, the Company continues to actively increase its patent application process in order to secure its technology advantage in the United States and other major international jurisdictions. The Company believes its significant investment in research and development and its highly trained technical sales force provides a competitive advantage in the marketplace.

The Company's products are sold in both domestic and international markets. In North America, products are sold principally through industrial distributors, retailers and also directly to users of welding products. Outside of North America, the Company has an international sales organization comprised of Company employees and agents who sell products from the Company's various manufacturing sites to distributors and product users.

The Company's major end user markets include:

- general metal fabrication,
- infrastructure including oil and gas pipelines and platforms, buildings, bridges and power generation,
- transportation and defense industries (automotive, trucks, rail, ships and aerospace),
- equipment manufacturers in construction, farming and mining,
- retail resellers, and
- rental market.

The Company has, through wholly-owned subsidiaries or joint ventures, manufacturing facilities located in the United States, Australia, Brazil, Canada, Colombia, United Kingdom, France, Germany, Indonesia, Italy, Mexico, the Netherlands, People's Republic of China, Poland, Spain, Taiwan, Turkey, Venezuela and Vietnam.

The Company's sales and distribution network, coupled with its manufacturing facilities are reported as two separate reportable segments, North America and Europe, and combines all other operating segments as Other Countries.

The principal raw materials essential to the Company's business are various chemicals, electronics, steel, engines, brass, copper and aluminum alloys, all of which are normally available for purchase in the open market.

The Company's facilities are subject to environmental regulations. To date, compliance with these environmental regulations has not had a material effect on the Company's earnings. The Company is ISO 9001 certified at nearly all facilities worldwide. In addition, the Company is ISO 14001 certified at most significant manufacturing facilities in the United States and is working to gain certification at its remaining United States facilities, as well as the remainder of its facilities worldwide.

Key Indicators

Key economic measures relevant to the Company include industrial production trends, steel consumption, purchasing manager indices, capacity utilization within durable goods manufacturers, and consumer confidence indicators. Key industries which provide a relative indication of demand drivers to the Company include farm machinery and equipment, construction and transportation, fabricated metals, electrical equipment, ship and boat building, defense, truck manufacturing and railroad equipment. Although these measures provide key information on trends relevant to the Company, the Company does not have available a more direct correlation of leading indicators which can provide a forward-looking view of demand levels in the markets which ultimately use the Company's welding products.

Key operating measures utilized by the operating units to manage the Company include orders, sales, inventory and fill-rates, all of which provide key indicators of business trends. These measures are reported on various cycles including daily, weekly and monthly depending on the needs established by operating management.

Key financial measures utilized by the Company's executive management and operating units in order to evaluate the results of its business and in understanding key variables impacting the current and future results of the Company include: sales, gross profit, selling, general and administrative expenses, earnings before interest, taxes and bonus, operating cash flows and capital expenditures, including applicable ratios such as return on investment and average operating working capital to sales. These measures are reviewed at monthly, quarterly and annual intervals and compared with historical periods, as well as objectives established by the Board of Directors of the Company.

RESULTS OF OPERATIONS

The following table shows the Company's results of operations:

	Year Ended December 31,					
	2007		2006		2005	
(In thousands)	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Net sales	$2,280,784	100.0%	$1,971,915	100.0%	$1,601,190	100.0%
Cost of goods sold	1,633,218	71.6%	1,419,638	72.0%	1,164,275	72.7%
Gross profit	647,566	28.4%	552,277	28.0%	436,915	27.3%
Selling, general & administrative expenses	370,122	16.2%	315,829	16.0%	285,309	17.8%
Rationalization (gain) charges	(188)	0.0%	3,478	0.2%	1,761	0.1%
Operating income	277,632	12.2%	232,970	11.8%	149,845	9.4%
Interest income	8,294	0.4%	5,876	0.3%	4,000	0.2%
Equity earnings in affiliates	9,838	0.4%	7,640	0.4%	3,312	0.2%
Other income	2,823	0.1%	1,839	0.1%	4,689	0.3%
Interest expense	(11,430)	(0.5)%	(10,153)	(0.5)%	(7,947)	(0.5)%
Income before income taxes	287,157	12.6%	238,172	12.1%	153,899	9.6%
Income taxes	84,421	3.7%	63,164	3.2%	31,593	2.0%
Net income	$ 202,736	8.9%	$ 175,008	8.9%	$ 122,306	7.6%

2007 COMPARED TO 2006

Net Sales. Net sales for 2007 increased 15.7% to $2,280,784 from $1,971,915 in 2006. The increase in Net sales reflects a $134,000 (6.8%) increase due to volume, a $73,469 (3.8%) increase due to price, a $37,950 (1.9%) increase from acquisitions and a $63,450 (3.2%) favorable impact as a result of changes in foreign currency exchange rates. Net sales for the North American operations increased 7.3% to $1,401,393 in 2007 compared to $1,305,472 in 2006. This increase reflects an increase of $35,894 (2.7%) due to volume and 52,309 (4.0%) increase due to price. Net sales for the European operations increased 37.1% to $510,514 in 2007 compared to $372,308 in 2006. This increase reflects an increase of $57,070 (15.3%) due to volume, an $8,226 (2.2%) increase due to price, a $31,990 (8.6%) increase from acquisitions and a $40,920 (11.0%) favorable impact as a result of changes in foreign currency exchange rates. Net sales for Other Countries increased 25.4% to $368,877 in 2007 compared to $294,135 in the 2006. This increase reflects an increase of $41,036 (14.0%) due to volume, a $12,934 (4.4%) increase due to price, a $14,896 (5.0%) favorable impact as a result of changes in foreign currency exchange rates and a $5,876 (2.0%) increase from acquisitions.

Gross Profit. Gross profit increased 17.3% to $647,566 during 2007 compared to $552,277 in 2006. As a percentage of net sales, Gross profit increased to 28.4% in 2007 from 28.0% in 2006. This increase was primarily a result of favorable leverage on increased volumes in North America and Europe, a reduction in product liability costs of $9,528 and a reduction in retirement benefit costs in the U.S. of $5,484. This increase was partially offset by the continuing shift in sales mix to traditionally lower margin geographies and businesses. Lower margin geographies were impacted by pricing pressures associated with market share growth, cost increases and start-up costs associated with continued capacity expansion. Foreign currency exchange rates had a $13,613 favorable impact in 2007.

The Company continues to experience increases in raw material prices, including metals and chemicals. In addition, energy costs trended higher resulting in higher operating costs including transportation and freight. As worldwide demand remains high, the Company expects these costs to remain at relatively elevated levels. Although the Company believes a number of factors, including price increases, product mix, overhead absorption, and its continuing cost reduction efforts will offset increased costs, future margin levels will be dependent on the Company's ability to manage these cost increases.

Selling, General & Administrative (SG&A) Expenses. SG&A expenses increased $54,293 (17.2%) in 2007 compared to 2006. The increase was primarily due to an increase of $13,393 in general and administrative expense compared to 2006 which included the gain of $9,006 on the sale of the facility in Ireland. In addition, the increase included higher bonus expense of $11,606, higher selling expenses of $8,181 resulting from increased sales activity and higher incremental selling, general and administrative expenses from acquisitions totaling $6,216. Foreign currency exchange rates had an $8,786 unfavorable impact.

Rationalization (Gain) Charges. In 2007 and 2006, the Company recorded a net gain of $188 ($107 after-tax) and a charge of $3,478 ($3,478 after-tax) to rationalization charges, respectively. Charges in both years were primarily related to severance costs covering 66 employees at the Company's facility in Ireland. The net gain recorded in 2007 was due to a gain of $816 ($735 after-tax) related to the liquidation of the Harris Ireland Pension Plan offsetting other charges.

Interest Income. Interest income increased to $8,294 in 2007 from $5,876 in 2006. The increase was a result of increases in cash balances and interest rates in 2007 when compared to 2006.

Equity Earnings in Affiliates. Equity earnings in affiliates increased to $9,838 in 2007 from $7,640 in 2006 as a result of increased earnings at the Company's joint venture investments in Turkey and Taiwan.

Other Income. Other income increased $984 to $2,823 in 2007 from $1,839 in 2006.

Interest Expense. Interest expense increased to $11,430 in 2007 from $10,153 in 2006 as a result of higher interest rates and a lower level of amortization of the gain associated with previously terminated interest rate swap agreements partially offset by lower debt levels in 2007. See Note G to the Company's Consolidated Financial Statements for further discussion.

Income Taxes. Income taxes for 2007 were $84,421 on income before income taxes of $287,157, an effective rate of 29.4%, compared with income taxes of $63,164 on income before income taxes of $238,172, or an effective rate of 26.5% for 2006. The increase in the effective tax rate for 2007 from 2006 is a result of an increase in income before taxes in higher tax jurisdictions as well as a lower level of foreign tax credits utilized in 2007 when compared with 2006. The effective rate for 2007 and 2006 was lower than the Company's statutory rate primarily because of the utilization of foreign tax credits, lower taxes on non-U.S. earnings and the utilization of foreign tax loss carryforwards, for which valuation allowances have been previously provided.

Net Income. Net income for 2007 was $202,736 compared to $175,008 last year. Diluted earnings per share for 2007 were $4.67 compared to $4.07 per share in 2006. Foreign currency exchange rate movements had a $3,419 and a $1,783 favorable effect on net income for 2007 and 2006, respectively.

2006 COMPARED TO 2005

Net Sales. Net sales increased 23.2% to $1,971,915 in 2006 from $1,601,190 in 2005. The increase in Net sales reflects a $248,048 (15.5%) increase due to volume, a $54,496 (3.4%) increase from acquisitions, a $46,868 (2.9%) increase due to price and a $21,313 (1.3%) favorable impact as a result of changes in foreign currency exchange rates. Net sales for the North American operations increased 23.6% to $1,305,472 in 2006 compared to $1,056,134 in 2005. This increase reflects an increase of $161,038 (15.2%) due to volume, an increase of $46,784 (4.4%) from the acquisition of J.W. Harris, Inc. ("J.W. Harris"), an increase of $33,714 (3.2%) due to price and a $7,802 (0.7%) favorable impact as a result of changes in foreign currency exchange rates. Net sales for the European operations increased 21.7% to $372,308 in 2006 compared to $305,846 in 2005. This increase reflects an increase of $48,607 (15.9%) due to volume, a $7,690 (2.5%) increase relating to the acquisitions of Metrode Products Limited ("Metrode") and J.W. Harris, and an $11,101 (3.6%) favorable impact as a result of changes in foreign currency exchange rates. Net sales for Other Countries increased 23.0% to $294,135 in 2006 compared to $239,210 in 2005. This increase reflects an increase of $38,403 (16.1%) due to volume, a $14,090 (5.9%) increase due to price and a $2,410 (1.0%) favorable impact as a result of changes in foreign currency exchange rates.

Gross Profit. Gross profit increased 26.4% to $552,277 in 2006 compared to $436,915 in 2005. As a percentage of net sales, Gross profit increased to 28.0% in 2006 from 27.3% in 2005. This increase was primarily a result of favorable leverage on increased volumes. In addition, foreign currency exchange rates had a $3,968 favorable impact in 2006. This increase was partially offset by a shift in sales mix to traditionally lower margin geographies and businesses, including the effects of acquisitions, as well as an increase in product liability defense costs of $7,585.

Selling, General & Administrative (SG&A) Expenses. SG&A expenses increased $30,520 (10.7%) in 2006 compared with 2005. The increase was primarily due to higher bonus expense of $18,010, incremental selling, general and administrative expenses from acquisitions totaling $4,224 and higher selling expenses of $6,821 resulting from increased sales activity. Foreign currency exchange rates had a $1,783 unfavorable impact. SG&A expenses include a gain of $9,006 ($7,204 after-tax) on sale of the Company's facility in Ireland.

Rationalization Charges. In 2006, the Company recorded rationalization charges of $3,478 ($3,478 after-tax) primarily related to severance costs covering 66 employees at the Company's facility in Ireland. During 2005, the Company recorded rationalization charges of $1,761 ($1,303 after-tax) primarily for employee severance costs related to rationalization efforts in France and Ireland.

Interest Income. Interest income increased to $5,876 in 2006 from $4,000 in 2005. The increase was a result of increases in interest rates and higher cash balances in 2006 compared to 2005.

Equity Earnings in Affiliates. Equity earnings in affiliates increased to $7,640 in 2006 from $3,312 in 2005 primarily a result of increased earnings at the Company's joint venture investments in Turkey and Taiwan.

Other Income. Other income decreased $2,850 to $1,839 in 2006 from $4,689 in 2005. The decrease was primarily due to the favorable settlement of legal disputes in 2005 totaling $1,418.

Interest Expense. Interest expense increased to $10,153 in 2006 from $7,947 in 2005 as a result of higher interest rates.

Income Taxes. Income taxes for 2006 were $63,164 on income before income taxes of $238,172, an effective rate of 26.5%, compared with income taxes of $31,593 on income before income taxes of $153,899, or an effective rate of 20.5% for 2005. The effective rate for 2006 was lower than the Company's statutory rate primarily because of the utilization of foreign tax credits, lower taxes on non-U.S. earnings and the utilization of foreign tax loss carryforwards, for which valuation allowances have been previously provided. 2005 included favorable tax benefits of $9,857 related to the resolution of prior years' tax liabilities and the repatriation of foreign earnings and an adjustment to state deferred income taxes totaling $1,807. The deferred tax adjustment reflected the impact of a one-time state income tax benefit related to changes in Ohio tax laws, including the effect of lower tax rates. The decrease in the effective tax rate from 2005, excluding these items, reflects an increase in earnings in lower tax rate jurisdictions, including the gain on the sale of the Company's facility in Ireland.

Net Income. Net income for 2006 was $175,008 compared to $122,306 last year. Diluted earnings per share for 2006 were $4.07 compared to $2.90 per share in 2005. Foreign currency exchange rate movements had a $1,783 favorable effect on net income for 2006 and an immaterial impact in 2005.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flow from operations, while cyclical, has been reliable and consistent. The Company has relatively unrestricted access to capital markets. Operational cash flow is a key driver of liquidity, providing cash and access to capital markets. In assessing liquidity, the Company reviews working capital measurements to define areas of improvement. Management anticipates the Company will be able to satisfy cash requirements for its ongoing businesses for the foreseeable future primarily with cash generated by operations, existing cash balances and, if necessary, borrowings under its existing credit facilities.

The following table reflects changes in key cash flow measures:

(In thousands)	Year Ended December 31, 2007	2006	2005	Change 2007 vs. 2006	2006 vs. 2005
Cash provided by operating activities:	$249,832	$118,680	$117,024	$131,152	$ 1,656
Cash used by investing activities:	(79,705)	(89,715)	(69,473)	10,010	(20,242)
Capital expenditures	(61,633)	(76,002)	(50,415)	14,369	(25,587)
Acquisitions of businesses, net of cash acquired	(18,773)	(25,504)	(78,174)	6,731	52,670
Cash used by financing activities:	(77,586)	(17,729)	(31,992)	(59,857)	14,263
Amounts due banks, net	(2,720)	115	4,448	(2,835)	(4,333)
Payments on long-term borrowings	(40,142)	(3,147)	(15,471)	(36,995)	12,324
Proceeds from exercise of stock options	8,644	13,618	21,230	(4,974)	(7,612)
Tax benefit from exercise of stock options	4,289	5,243	—	(954)	5,243
Purchase of shares for treasury	(15,459)	(126)	(12,803)	(15,333)	12,677
Cash dividends paid to shareholders	(37,744)	(32,275)	(30,037)	(5,469)	(2,238)
Increase in Cash and cash equivalents	97,170	12,205	15,188	84,965	(2,983)

Cash and cash equivalents increased 80.8%, or $97,170, to $217,382 as of December 31, 2007, from $120,212 as of December 31, 2006. This compares to a $12,205 increase in cash and cash equivalents during 2006.

Cash provided by operating activities for 2007 increased $131,152 from 2006. The increase was primarily related to an increase in net income and an improved inventory position when compared to 2006. Average operating working capital to sales was 23.5% at December 31, 2007 compared to 25.8% at December 31, 2006. Days sales in inventory decreased to 101.2 days at December 31, 2007 from 117.3 days at December 31, 2006. Accounts receivable days decreased to 56.9 days at December 31, 2007 from 57.7 days at December 31, 2006. Average days in accounts payable decreased to 36.2 days at December 31, 2007 from 38.9 days at December 31, 2006.

Cash used by investing activities decreased by $10,010 for 2007 compared to 2006. Proceeds from the sale of the facility in Ireland of $9,006 reduced net cash used by investing activities in 2006. Capital expenditures during 2007 were $61,633, a $14,369 decrease from 2006. Cash used in the acquisition of businesses in 2007 decreased $6,731 from 2006. The Company anticipates capital expenditures in 2008 in the range of $60,000 — $70,000. Anticipated capital expenditures reflect plans to expand the Company's manufacturing capacity due to an increase in customer demand and the Company's continuing international expansion. Management critically evaluates all proposed capital expenditures and requires each project to increase efficiency, reduce costs, promote business growth, or to improve the overall safety and environmental conditions of the Company's facilities. Management does not currently anticipate any unusual future cash outlays relating to capital expenditures.

Cash used by financing activities for 2007 increased $59,857 from 2006. The increase was primarily due to the $40,000 repayment of the Company's Series A Senior Unsecured Notes and purchases of the Company's common stock of $15,459 in 2007.

The Company's debt levels decreased from $161,099 at December 31, 2006, to $129,815 at December 31, 2007. Debt to total capitalization decreased to 10.7% at December 31, 2007 from 15.9% at December 31, 2006.

The Company's Board of Directors authorized share repurchase programs for up to 15 million shares of the Company's common stock. During 2007, the Company purchased 222,426 shares of its common stock on the open market at a cost of $15,459 for a weighted average cost of $69.50 per share. Total shares purchased through the share repurchase programs were 10,466,414 shares at a cost of $231,851 for a weighted average cost of $22.15 per share through December 31, 2007.

A total of $37,744 in dividends was paid during 2007. In January 2008, the Company paid a quarterly cash dividend of 25 cents per share, or $10,720 to shareholders of record on December 31, 2007.

Rationalization

In 2005, the Company committed to a plan to rationalize manufacturing operations (the "Ireland Rationalization") at Harris Calorific Limited ("Harris Ireland"). In connection with the Ireland Rationalization, the Company transferred all manufacturing from Harris Ireland to a lower cost facility in Eastern Europe and in 2006 sold the facility in Ireland for a pre-tax gain of $9,006 which is reflected in Selling, general and administrative expenses. A total of 66 employees were impacted by the Ireland Rationalization.

The Company has incurred a total of $3,920 (pre-tax) in charges related to this plan of which a gain of $188 (pre-tax) was recorded in 2007 and charges of $3,597 (pre-tax) and $511 (pre-tax) were recorded in 2006 and 2005, respectively. Charges incurred relate to employee severance costs, equipment relocation, employee retention and professional services. As of December 31, 2007, all rationalization activities have essentially been completed. The Company expects to receive approximately $2,129 in cash receipts during 2008 upon completion of the liquidation of the Harris Ireland Pension Plan.

In 2004, the Company committed to a plan to rationalize machine manufacturing (the "French Rationalization") at Lincoln Electric France, S.A.S. ("LE France"). In connection with the French Rationalization, the Company transferred machine manufacturing performed at LE France to other facilities. The Company committed to the French Rationalization as a result of the region's decreased demand for locally-manufactured machines. In connection with the French Rationalization, the Company incurred a charge of $2,292 (pre-tax), of which $1,188 (pre-tax) was incurred in 2005 and $1,104 (pre-tax) in 2004. Employee severance costs associated with the termination of approximately 40 of LE France's 179 employees were $2,123 (pre-tax). Costs not relating to employee severance primarily included warehouse relocation costs and professional fees.

Acquisitions

On November 30, 2007, the Company acquired the assets and business of Vernon Tool Company, Ltd. ("Vernon Tool"), a privately-held manufacturer of computer-controlled pipe cutting equipment used for precision fabrication purposes headquartered near San Diego, California, for approximately $12,434 in cash. The Company began consolidating the results of Vernon Tool in the Company's consolidated financial statements in December 2007. The Company has not yet completed the evaluation and allocation of the purchase price. The final purchase price allocations for this transaction will be completed in 2008. This acquisition adds to the Company's ability to support its customers in the growing market for infrastructure development. Annual sales are approximately $9,000.

On November 29, 2007, the Company announced that it had entered into a majority-owned joint venture with Zhengzhou Heli Welding Materials Co., Ltd., a privately-held manufacturer of subarc flux based in Zhengzhou, China. The joint venture, formed in February 2008, will manufacture subarc flux and subarc wire in Zhengzhou. Annual sales for Zhengzhou Heli are approximately $8,000.

On July 20, 2007, the Company acquired Nanjing Kuang Tai Welding Company, Ltd. ("Nanjing"), a manufacturer of stick electrode products based in Nanjing, China, for approximately $4,245 in cash and assumed debt. The Company began consolidating the results of Nanjing in the Company's consolidated financial statements in July 2007. The Company previously owned 35% of Nanjing indirectly through its investment in Kuang Tai Metal Industrial Company, Ltd. Nanjing's annual sales are approximately $10,000.

On March 30, 2007, the Company acquired all of the outstanding stock of Spawmet Sp. z.o.o. ("Spawmet"), a privately held manufacturer of welding consumables headquartered near Katowice, Poland, for approximately $5,000 in cash. The Company began consolidating the results of Spawmet in the Company's consolidated financial statements in April 2007. This acquisition provides the Company with a portfolio of stick electrode products and the Company expects this acquisition to enhance its market position by broadening its distributor network in Poland and Eastern Europe. Annual sales are approximately $5,000.

On October 31, 2006, the Company acquired all of the outstanding stock of Metrode, a privately held manufacturer of specialty welding consumables headquartered near London, England, for approximately $25,000 in cash. The

Company began consolidating the results of Metrode in the Company's consolidated financial statements in November 2006. The purchase price allocation for this investment resulted in goodwill of approximately $4,000. The Company expects this acquisition to provide high quality, innovative solutions for many high-end specialty applications, including the rapidly growing power generation and petrochemical industries. Annual sales are approximately $25,000.

On April 29, 2005, the Company acquired all of the outstanding stock of J.W. Harris, a privately held brazing and soldering alloys manufacturer headquartered in Mason, Ohio for approximately $71,000 in cash and $15,000 of assumed debt. The Company began consolidating the results of J.W. Harris operations in the Company's consolidated financial statements in May 2005. The purchase price allocation for this investment resulted in goodwill of $13,263. This acquisition has provided the Company with a strong complementary metals-joining technology and a leading position in the brazing and soldering alloys market. J.W. Harris has manufacturing plants in Ohio and Rhode Island and an international distribution center located in Spain.

The Company continues to expand globally and periodically looks at transactions that would involve significant investments. The Company can fund its global expansion plans with operational cash flow, but a significant acquisition may require access to capital markets, in particular, the public and/or private bond market, as well as the syndicated bank loan market. The Company's financing strategy is to fund itself at the lowest after-tax cost of funding. Where possible, the Company utilizes operational cash flows and raises capital in the most efficient market, usually the U.S., and then lends funds to the specific subsidiary that requires funding. If additional acquisitions providing appropriate financial benefits become available, additional expenditures may be made.

Debt

During March 2002, the Company issued Senior Unsecured Notes (the "Notes") totaling $150,000 through a private placement. The Notes have original maturities ranging from five to ten years with a weighted average interest rate of 6.1% and an average tenure of eight years. Interest is payable semi-annually in March and September. The proceeds are being used for general corporate purposes, including acquisitions. The proceeds are generally invested in short-term, highly liquid investments. The Notes contain certain affirmative and negative covenants, including restrictions on asset dispositions and financial covenants (interest coverage and funded debt-to-EBITDA, as defined in the Notes Agreement, ratios). As of December 31, 2007, the Company was in compliance with all of its debt covenants. During March 2007, the Company repaid the $40,000 Series A Notes which had matured reducing the total balance outstanding of the Notes to $110,000.

The maturity and interest rates of the Notes follow (in thousands):

	Amount Due	Matures	Interest Rate
Series B	$30,000	March 2009	5.89%
Series C	$80,000	March 2012	6.36%

During March 2002, the Company entered into floating rate interest rate swap agreements totaling $80,000, to convert a portion of the Notes outstanding from fixed to floating rates. These swaps were designated as fair value hedges, and as such, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item were recognized in earnings. Net payments or receipts under these agreements were recognized as adjustments to interest expense. In May 2003, these swap agreements were terminated. The gain on the termination of these swaps was $10,613, and has been deferred and is being amortized as an offset to interest expense over the remaining life of the Notes. The amortization of this gain reduced interest expense by $1,121 in 2007 and $2,117 in 2006 and 2005, and is expected to reduce annual interest expense by $958 in 2008. At December 31, 2007, $1,713 remains to be amortized which is recorded in "Long-term debt, less current portion."

During July 2003 and April 2004, the Company entered into various floating rate interest rate swap agreements totaling $110,000, to convert a portion of the Notes outstanding from fixed to floating rates based on the London Inter-Bank Offered Rate ("LIBOR"), plus a spread of between 179.75 and 226.50 basis points. The variable rates are reset every six months, at which time payment or receipt of interest will be settled. These swaps are designated as fair value hedges, and as such, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item are recognized in earnings. Net payments or receipts under these agreements are recognized as adjustments to interest expense.

The fair value of the swaps is recorded as a long-term asset or liability with a corresponding offset to "Long-term debt." The fair value of these swaps at December 31, 2007 and 2006 was an asset of $762 and a liability of $3,428, respectively. Swaps have increased the value of the Series B Notes from $30,000 to $30,700 and the Series C Notes from $80,000 to $81,776 as of December 31, 2007. The weighted average effective rate on the Notes, net of the impact of swaps, was 6.4% for 2007.

Revolving Credit Agreement

In 2004, the Company entered into a new $175,000, five-year revolving Credit Agreement. The Credit Agreement may be used for general corporate purposes and may be increased, subject to certain conditions, by an additional amount up to $75,000. The interest rate on borrowings under the Credit Agreement is based on either LIBOR plus a spread based on the Company's leverage ratio or the prime rate, at the Company's election. A quarterly facility fee is payable based upon the daily aggregate amount of commitments and the Company's leverage ratio. The Credit Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, dispositions of assets, subordinated debt and transactions with affiliates. As of December 31, 2007, there are no borrowings under the Credit Agreement.

Short-term Borrowings

The Company's short-term borrowings included in Amounts due banks were $11,581 and $6,214 at December 31, 2007 and 2006, respectively, and represent the borrowings of foreign subsidiaries at weighted average interest rates of 14.00% and 6.57%, respectively.

Contractual Obligations and Commercial Commitments

The Company's contractual obligations and commercial commitments (as defined by Section 13(j) of the Securities Exchange Act of 1934) as of December 31, 2007 are as follows (in thousands):

	Payments Due By Period				
	Total	2008	2009 to 2010	2011 to 2012	2013 and Beyond
Long-term debt	$112,554	$ 300	$30,399	$80,466	$1,389
Interest on long-term debt	24,964	7,069	10,191	7,517	187
Capital lease obligations	3,205	605	1,283	1,317	—
Short-term debt	11,581	11,581	—	—	—
Interest on short-term debt	828	828	—	—	—
Operating leases	29,170	9,914	10,350	4,864	4,042
Total contractual cash obligations	$182,302	$30,297	$52,223	$94,164	$5,618

On January 1, 2007, the Company adopted the provisions of FIN 48. For further discussion, see Note A and Note H to the Company's Consolidated Financial Statements. As of December 31, 2007, there were $29,215 of tax liabilities, including interest and penalties, related to unrecognized tax benefits. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, the Company is unable to estimate the years in which settlement will occur with the respective taxing authorities.

The Company has provided a guarantee on loans for an unconsolidated joint venture of approximately $8,176 at December 31, 2007. The guarantee is provided on four separate loan agreements. Two loans are for $2,000 each, one which matures in June 2008 and the other maturing in May 2009. Two loans mature in July 2010, one for $2,709 and the other for $1,467. The loans were undertaken to fund the joint venture's working capital and capital improvement needs. The Company would become liable for any unpaid principal and accrued interest if the joint venture were to default on payment at the respective maturity dates. The Company believes the likelihood is remote that material payment will be required under these arrangements because of the current financial condition of the joint venture.

Stock-Based Compensation

On April 28, 2006, the shareholders of the Company approved the 2006 Equity and Performance Incentive Plan, as amended ("EPI Plan"), which replaces the 1998 Stock Plan, as amended and restated in May 2003. The EPI Plan provides for the granting of options, appreciation rights, restricted shares, restricted stock units and performance-based awards up to an additional 3,000,000 of the Company's common shares. In addition, on April 28, 2006, the shareholders of the Company approved the 2006 Stock Plan for Non-Employee Directors, as amended ("Director Plan"), which replaces the Stock Option Plan for Non-Employee Directors adopted in 2000. The Director Plan provides for the granting of options, restricted shares and restricted stock units up to an additional 300,000 of the Company's common shares.

There were 268,854 and 241,818 options and restricted shares granted during 2007 and 2006, respectively. The Company issued 348,450 and 561,218 shares of common stock from treasury upon exercise of employee stock options during 2007 and 2006, respectively. The Company issued 8,411 shares of common stock from authorized but unissued shares upon vesting of deferred shares during 2006.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. (SFAS) 123 (Revised 2004), *"Share-Based Payment,"* which is a revision of SFAS 123, *"Accounting for Stock-Based Compensation."* SFAS 123(R) supersedes Accounting Principles Board Opinion No. (APB) 25, *"Accounting for Stock Issued to Employees."* Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company adopted SFAS 123(R) on January 1, 2006 using the modified-prospective method.

Expense is recognized for all awards of stock-based compensation by allocating the aggregate grant date fair value over the vesting period. No expense is recognized for any stock options, restricted or deferred shares ultimately forfeited because recipients fail to meet vesting requirements. Total stock-based compensation expense recognized in the consolidated statements of income for 2007, 2006 and 2005 was $4,679, $4,217 and $3,527, respectively. The related tax benefit for 2007, 2006 and 2005 was $1,789, $1,612 and $1,348, respectively.

As of December 31, 2007, total unrecognized stock-based compensation expense related to nonvested stock options and restricted shares was $8,799, which is expected to be recognized over a weighted average period of approximately 34 months.

The aggregate intrinsic value of options outstanding at December 31, 2007, based on the Company's closing stock price of $71.18 as of the last business day of the period ended December 31, 2007, which would have been received by the optionees had all options been exercised on that date was $49,164. The aggregate intrinsic value of options exercisable at December 31, 2007, based on the Company's closing stock price of $71.18 as of the last business day of the period ended December 31, 2007, which would have been received by the optionees had all options been exercised on that date was $43,482. The total intrinsic value of stock options exercised during 2007 and 2006 was $15,413 and $15,899, respectively. Intrinsic value is the amount by which the fair value of the underlying stock exceeds the exercise price of the options.

Product Liability Expense

Product liability expenses have been significant, particularly with respect to welding fume claims. Costs incurred are volatile and are largely related to trial activity. The costs associated with these claims are predominantly defense costs, which are recognized in the periods incurred. These expenditures decreased $9,528 in 2007 compared to 2006. See Note N to the Company's Consolidated Financial Statements for further discussion.

The long-term impact of the welding fume loss contingency, in the aggregate, on operating cash flows and capital markets access is difficult to assess, particularly since claims are in many different stages of development and the

Company benefits significantly from cost sharing with co-defendants and insurance carriers. Moreover, the Company has been largely successful to date in its defense of these claims and indemnity payments have been immaterial. If cost sharing dissipates for some currently unforeseen reason, or the Company's trial experience changes overall, it is possible on a longer term basis that the cost of resolving this loss contingency could materially reduce the Company's operating results and cash flow and restrict capital market access.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Company utilizes letters of credit to back certain payment and performance obligations. Letters of credit are subject to limits based on amounts outstanding under the Company's Credit Agreement. The Company has also provided a guarantee on loans for an unconsolidated joint venture of approximately $8,176 at December 31, 2007. The Company believes the likelihood is remote that material payment will be required under this arrangement because of the current financial condition of the joint venture.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements," which is an amendment of Accounting Research Bulletin No. ("ARB") 51. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 changes the way the consolidated income statement is presented, thus requiring consolidated net income to be reported at amounts that include the amounts attributable to both parent and the noncontrolling interest. SFAS 160 is effective for the fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a significant impact on its financial statements.

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combinations." SFAS 141(R) replaces SFAS 141, "Business Combinations." SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115," which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses arising subsequent to adoption are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect that adoption of SFAS 159 will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS 157 *"Fair Value Measurements."* SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, rather it applies under existing accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 as required. The Company does not expect that adoption of SFAS 157 will have a material impact on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. ("FIN") 48, *"Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109."* FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 requires the cumulative effect of adoption to be recorded as an adjustment to the opening balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007. See Note I to the Company's Consolidated Financial Statements for further discussion.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are based on the selection and application of significant accounting policies, which require management to make estimates and assumptions. These estimates and assumptions are reviewed periodically by management and compared to historical trends to determine the accuracy of estimates and assumptions used. If warranted, these estimates and assumptions may be changed as current trends are assessed and updated. Historically, the Company's estimates have been determined to be reasonable. No material changes to the Company's accounting policies were made during 2007. The Company believes the following are some of the more critical judgment areas in the application of its accounting policies that affect its financial condition and results of operations.

Legal And Tax Contingencies

The Company, like other manufacturers, is subject from time to time to a variety of civil and administrative proceedings arising in the ordinary course of business. Such claims and litigation include, without limitation, product liability claims and health, safety and environmental claims, some of which relate to cases alleging asbestos and manganese-induced illnesses. The costs associated with these claims are predominantly defense costs, which are recognized in the periods incurred. Insurance reimbursements mitigate these costs and, where reimbursements are probable, they are recognized in the applicable period. With respect to costs other than defense costs (i.e., for liability and/or settlement or other resolution), reserves are recorded when it is probable that the contingencies will have an unfavorable outcome. The Company accrues its best estimate of the probable costs, after a review of the facts with management and counsel and taking into account past experience. If an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, disclosure is provided for material claims or litigation. Many of the current cases are in differing procedural stages and information on the circumstances of each claimant, which forms the basis for judgments as to the validity or ultimate disposition of such actions, will vary greatly. Therefore, in many situations a range of possible losses cannot be made. Reserves are adjusted as facts and circumstances change and related management assessments of the underlying merits and the likelihood of outcomes change. Moreover, reserves only cover identified and/or asserted claims. Future claims could, therefore, give rise to increases to such reserves. See Note N to the Company's Consolidated Financial Statements and the Legal Proceedings section of this Annual Report on Form 10-K for further discussion of legal contingencies.

The Company is subject to taxation from U.S. federal, state, municipal and international jurisdictions. The calculation of current income tax expense is based on the best information available and involves significant management judgment. The actual income tax liability for each jurisdiction in any year can in some instances be ultimately determined several years after the financial statements are published.

The Company maintains reserves for estimated income tax exposures for many jurisdictions. Exposures are settled primarily through the completion of audits within each individual tax jurisdiction or the closing of a statute of limitation. Exposures can also be affected by changes in applicable tax law or other factors, which may cause management to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for income tax exposures; however, actual results may materially differ from these estimates.

Deferred Income Taxes

Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities and operating loss and tax credit carryforwards. The Company does not provide deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries which are deemed permanently reinvested. It is not practicable to calculate the deferred taxes associated with the remittance of these earnings. Deferred income taxes of $215 have been provided on earnings of $1.6 million that are not expected to be permanently reinvested. At December 31, 2007, the Company had approximately $68,512 of gross deferred tax assets related to deductible temporary differences and tax loss and credit carryforwards which may reduce taxable income in future years.

In assessing the realizability of deferred tax assets, the Company assesses whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, tax planning strategies, and projected future taxable income in making this assessment. At December 31, 2007, a valuation allowance of $21,421 had been recorded against these deferred tax assets based on this assessment. The Company believes it is more likely than not that the tax benefit of the remaining net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable could be increased or reduced in the future if the Company's assessment of future taxable income or tax planning strategies changes.

Pensions

The Company maintains a number of defined benefit and defined contribution plans to provide retirement benefits for employees in the U.S., as well as employees outside the U.S. These plans are maintained and contributions are made in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA"), local statutory law or as determined by the Board of Directors. The plans generally provide benefits based upon years of service and compensation. Pension plans are funded except for a domestic non-qualified pension plan for certain key employees and certain foreign plans.

In September 2006, the FASB issued SFAS 158 *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS 158* requires companies to recognize the funded status of a benefit plan as the difference between plan assets at fair value and the projected benefit obligation. Unrecognized gains or losses and prior service costs, as well as the transition asset or obligation remaining from the initial application of Statements 87 and 106 will be recognized in the balance sheet, net of tax, as a component of Accumulated other comprehensive loss and will subsequently be recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. In addition, SFAS 158 requires additional disclosures about the future effects on net periodic benefit cost that arise from the delayed recognition of gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 also requires that defined benefit plan assets and obligations be measured as of the date of the employer's fiscal year-end balance sheet. The recognition and disclosure provisions of SFAS 158 are effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. The Company adopted SFAS 158 as of December 31, 2006. The adoption of SFAS 158 had no impact on the measurement date as the Company has historically measured the plan assets and benefit obligations of its pension and other postretirement plans as of December 31. See Note I to the Company's Consolidated Financial Statements for further discussion.

As of December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. As a result of adopting SFAS 158, the Company recorded liabilities equal to the underfunded status of defined benefit plans and assets equal to the overfunded status of certain defined benefit plans measured as the difference between the fair value of plan assets and the projected benefit obligation. As of December 31, 2007 and December 31, 2006, the Company recognized liabilities of $32,954 and $34,900, prepaids of $48,897 and $16,773 and also recognized Accumulated other comprehensive loss of $52,274 and $69,978 (after-tax), respectively, for its defined benefit pension plans.

A substantial portion of the Company's pension amounts relate to its defined benefit plan in the United States. The market-related value of plan assets is determined by fair values at December 31.

A significant element in determining the Company's pension expense is the expected return on plan assets. At the end of each year, the expected return on plan assets is determined based on the weighted average expected return of the various asset classes in the plan's portfolio and the targeted allocation of plan assets. The asset class return is developed using historical asset return performance, as well as current market conditions such as inflation, interest rates and equity market performance. The Company determined this rate to be 8.25% and 8.50% for its U.S. plans at December 31, 2007 and 2006, respectively. The assumed long-term rate of return on assets is applied to the market value of plan assets. This produces the expected return on plan assets included in pension expense. The difference between this expected return and the actual return on plan assets is deferred and amortized over the average remaining service period of active employees expected to receive benefits under the plan. The amortization of the net deferral of past losses will increase future pension expense. During 2007, investment returns in the Company's U.S. pension plans were approximately 8.4% compared to 13.7% in 2006. A 25 basis point change in the expected return on plan assets would increase or decrease pension expense by approximately $1,400.

Another significant element in determining the Company's pension expense is the discount rate for plan liabilities. To develop the discount rate assumption to be used, the Company refers to the yield derived from matching projected pension payments with maturities of a portfolio of available non-callable bonds rated Aa- or better. The Company also refers to investment yields available at year-end on long-term bonds rated Aa- or better. The Company determined this rate to be 6.35% for its U.S. plans at December 31, 2007. A 25 basis point change in the discount rate would increase or decrease pension expense by approximately $2,000.

The Company made voluntary contributions to its U.S. defined benefit plans of $10,000, $17,500 and $31,500 in 2007, 2006 and 2005, respectively. The Company expects to voluntarily contribute $10,000 to its U.S. plans in 2008. Based on current pension funding rules, the Company does not anticipate that contributions to the plans would be required in 2008.

Pension expense relating to the Company's defined benefit plans was $6,260, $17,926 and $21,328 in 2007, 2006 and 2005, respectively. The Company expects 2008 pension expense to be essentially flat with 2007.

In the first quarter 2006, the Company modified its retirement benefit programs whereby employees of its largest U.S. company hired on or after January 1, 2006 will be covered under a newly enhanced 401(k) defined contribution plan. In the second quarter of 2006, current employees of the U.S. company made an election to either remain in the existing retirement programs or switch to new programs offering enhanced defined contribution benefits, improved vacation and a reduced defined benefit.

Inventories and Reserves

Inventories are valued at the lower of cost or market. For most domestic inventories, cost is determined principally by the last-in, first-out (LIFO) method, and for non-U.S. inventories, cost is determined by the first-in, first-out (FIFO) method. The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. The excess of current cost over LIFO cost amounted to $72,088 at December 31, 2007 and $68,985 at December 31, 2006. The Company reviews the net realizable value of inventory in detail on an on-going basis, with consideration given to deterioration, obsolescence and other factors. If actual market conditions differ from those projected by management, and the Company's estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, the Company's reserves have approximated actual experience.

Accounts Receivable and Allowances

The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on the age of the related receivable, knowledge of the financial condition of customers, review of historical receivables and reserve trends and other pertinent information. If the financial condition of customers deteriorates or an unfavorable trend in receivable collections is experienced in the future, additional allowances may be required. Historically, the Company's reserves have approximated actual experience.

Impairment of Long-Lived Assets

In accordance with SFAS 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* the Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable long-lived assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows and established business valuation multiples.

The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's judgment. Any changes in key assumptions about the Company's businesses and their prospects, or changes in market conditions, could result in an impairment charge.

Impairment of Goodwill and Intangibles

The Company performs an annual impairment test of goodwill in the fourth quarter using the same dates year over year. In addition, goodwill is tested as necessary if changes in circumstances or the occurrence of events indicate potential impairment. The Company evaluates the recoverability of goodwill and intangible assets not subject to amortization as required under SFAS 142 *"Goodwill and Other Intangible Assets"* by comparing the fair value of each reporting unit with its carrying value. The fair values of reporting units is determined using models developed by the Company which incorporate estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates, established business valuation multiples, and management judgments regarding the applicable discount rates to value those estimated cash flows

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary financial market risks include fluctuations in currency exchange rates, commodity prices and interest rates. The Company manages these risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes.

Included below is a sensitivity analysis based upon a hypothetical 10% weakening or strengthening in the U.S. dollar compared to the December 31, 2007 foreign currency rates, a 10% change in commodity prices, and a 100 basis point increase in effective interest rates under the Company's current borrowing arrangements. The contractual derivative and borrowing arrangements in effect at December 31, 2007 were compared to the hypothetical foreign exchange, commodity price, or interest rates in the sensitivity analysis to determine the effect on Income before taxes, Interest expense, or Accumulated other comprehensive loss. The analysis takes into consideration any offset that would result from changes in the value of the hedged asset or liability.

Foreign Currency Exchange Risk

The Company enters into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. At December 31, 2007, the Company hedged third party and intercompany purchases and sales. At December 31, 2007, the Company had foreign exchange contracts with a notional value of approximately $47,225. At December 31, 2007, a hypothetical 10% weakening of the U.S. dollar would not materially affect the Company's financial statements.

At December 31, 2007, the Company also had foreign exchange contracts with a notional value of approximately $17,021 which hedged intercompany loans. Any loss resulting from a hypothetical 10% weakening of the U.S. dollar would be offset by the associated gain on the underlying intercompany loan receivable and would not materially affect the Company's financial statements.

Commodity Price Risk

From time to time, the Company uses various hedging arrangements to manage exposures to price risk from commodity purchases. These hedging arrangements have the effect of locking in for specified periods the prices the Company will pay for the volume to which the hedge relates. A hypothetical 10% adverse change in commodity prices on the Company's open commodity futures at December 31, 2007 would not materially affect the Company's financial statements.

Interest Rate Risk

At December 31, 2007, the Company had various floating interest rate swaps used to convert its outstanding $110,000 fixed-rate, long-term borrowings into short-term variable interest rates. An increase in interest expense resulting from a hypothetical increase of 100 basis points in the December 31, 2007 floating rate would not materially affect the Company's financial statements. See discussion in "Item 7, Liquidity — Long-term debt."

The fair value of the Company's cash and cash equivalents and marketable securities at December 31, 2007, approximated carrying value due to their short-term duration. These financial instruments are also subject to concentrations of credit risk. The Company has minimized this risk by entering into investments with major banks and financial institutions and investing in high-quality instruments. The Company does not expect any counterparties to fail to meet their obligations.

Item 8. Financial Statements and Supplementary Data

The response to this item is submitted in a separate section of this report following the signature page.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of disclosure controls and procedures, as such term is defined in Rule 13a-15(e) of the Exchange Act. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2007 based on the framework in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's evaluation under such framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting that occurred during the fourth quarter of 2007 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Company will file its 2008 proxy statement pursuant to Regulation 14A of the Exchange Act prior to April 30, 2008.

Except for the information set forth below concerning our Executive Officers, the information required by this item is incorporated by reference from the 2008 proxy statement.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Age	Position
John M. Stropki, Jr.	57	Chairman of the Board since October 13, 2004; director since 1998; Chief Executive Officer and President since June 3, 2004; Chief Operating Officer from May 1, 2003 to June 3, 2004; Executive Vice President from 1995-June 3, 2004; President North America 1996-2003.
Vincent K. Petrella	47	Senior Vice President, Chief Financial Officer and Treasurer since October 7, 2005; Vice President, Chief Financial Officer and Treasurer from February 4, 2004 to October 7, 2005 and Vice President, Corporate Controller 2001-2003.
Frederick G. Stueber	54	Senior Vice President, General Counsel and Secretary since 1996.
George D. Blankenship	45	Senior Vice President, Global Engineering since October 7, 2005; Vice President, Global Engineering from May 5, 2005 to October 7, 2005; Senior Vice President; President, Lincoln Cleveland of The Lincoln Electric Company since January 1, 2008; Senior Vice President, U.S. Operations of The Lincoln Electric Company since October 7, 2005; Vice President, Cleveland Operations of The Lincoln Electric Company from June 6, 2005 to October 7, 2005; Vice President, Engineering and Quality Assurance of The Lincoln Electric Company from 2000 to June 6, 2005.
Gretchen A. Farrell	45	Vice President, Human Resources since May 5, 2005; Vice President, Human Resources of The Lincoln Electric Company since March 1, 2003; Director, Compensation and Benefits of The Lincoln Electric Company 1997-2003.
Thomas A. Flohn	47	Vice President; President, Lincoln Asia Pacific since January 1, 2005; Vice President of Sales and Marketing, Lincoln Electric Asia Pacific from May 1, 1999 to December 31, 2004.
David M. LeBlanc	43	Vice President; President, Lincoln Electric Europe and Russia since September 1, 2005; Vice President; President, Lincoln Electric Latin America from January 1, 2002 to August 31, 2005.
Robert K. Gudbranson	44	Vice President, Strategic Planning and Acquisitions since July 27, 2006; Director, Strategic Planning and Acquisitions from September 30, 2005 to July 26, 2006. Prior to joining the Company, Mr. Gudbranson was the Director of Business Development and Investor Relations at Invacare Corporation (manufacturer of wheelchairs and other home medical equipment) from 2002 to 2005.

The Company has been advised that there is no arrangement or understanding among any one of the officers listed and any other persons pursuant to which he was elected as an officer. The executive officers serve at the pleasure of the Board of Directors.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from the 2008 proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Except for the information set forth below regarding our equity plans, the information required by this item is incorporated by reference from the 2008 proxy statement.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans:			
Approved by security holders	1,663,704	$41.63	3,919,828
Not approved by security holders	—	—	—
Total	1,663,704	$41.63	3,919,828

For further information on the Company's equity compensation plans see "Note A — Significant Accounting Policies" and "Note E — Stock Plans" to the Company's consolidated financial statements included in Item 8.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from the 2008 proxy statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference from the 2008 proxy statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) Financial Statements

The following consolidated financial statements of the Company are included in a separate section of this report following the signature page and certifications:

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Balance Sheets — December 31, 2007 and 2006
Consolidated Statements of Income — Years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Shareholders' Equity — Years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Cash Flows — Years ended December 31, 2007, 2006 and 2005
Notes to Consolidated Financial Statements

(a) (2) Financial Statement Schedules

The following consolidated financial statement schedule of the Company is included in a separate section of this report:

Schedule II — Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore, have been omitted.

(a) (3) Exhibits

Exhibit No.	Description
3.1	Restated Articles of Incorporation of Lincoln Electric Holdings, Inc. (filed as Annex B to Form S-4 of Lincoln Electric Holdings, Inc., Registration No. 333-50435, filed on April 17, 1998, and incorporated herein by reference and made a part hereof).
3.2	Amended Code of Regulations of Lincoln Electric Holdings, Inc. (filed as Exhibit 3(b) to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended March 31, 2000, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.1	Credit Agreement dated December 17, 2004 among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, Harris Calorific, Inc., Lincoln Global, Inc., the financial institutions listed in Annex A thereof, and KeyBank National Association, as Letter of Credit Issuer and Administrative Agent (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on December 22, 2004, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.2	Note Purchase Agreement dated March 12, 2002 between Lincoln Electric Holdings, Inc. and The Lincoln Electric Company and the Purchasers listed in Schedule A thereof (filed as Exhibit 10(q) to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended March 31, 2002, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.3	Amended and Restated Note Purchase and Private Shelf Agreement between Lincoln Electric Holdings, Inc., The Lincoln Electric Company and The Prudential Insurance Company of America dated as of April 30, 2002 (filed as Exhibit 10(v) to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended June 30, 2002, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.4	Amendment No. 1 to the Amended and Restated Note Purchase and Private Shelf Agreement dated as of December 14, 2006 (filed as Exhibit 10(d) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2006, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.5*	Lincoln Electric Holdings, Inc. 1998 Stock Plan (as amended, restated and renamed as of May 1, 2003) (filed as Appendix B to the Lincoln Electric Holdings, Inc. Proxy Statement dated March 31, 2003, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.6*	Amendment No. 1 to the Lincoln Electric Holdings, Inc. 1998 Stock Plan (as amended, restated and renamed effective May 1, 2003) dated October 20, 2006 (filed herewith).
10.7*	The Lincoln Electric Company 1988 Incentive Equity Plan (filed as Exhibit 28 to the Form S-8 Registration Statement of The Lincoln Electric Company, SEC File No. 33-25209 and incorporated herein by reference and made a part hereof) as adopted and amended by Lincoln Electric Holdings, Inc. pursuant to an Instrument of Adoption and Amendment dated December 29, 1998 (filed as Exhibit 10(d) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 1998, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.8*	Amendment No. 2 to the Lincoln Electric Holdings, Inc. 1988 Incentive Equity Plan dated October 20, 2006 (filed herewith).
10.9*	Form of Indemnification Agreement (filed as Exhibit A to The Lincoln Electric Company 1987 Proxy Statement, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.10*	Lincoln Electric Holdings, Inc. Supplemental Executive Retirement Plan (Amended and Restated as of March 1, 2002), including Amendment Nos. 1 and 2 (filed as Exhibit 10(g) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2003, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).

Exhibit No.	Description
10.11*	Amendment No. 3 to the Lincoln Electric Holdings, Inc. Supplemental Executive Retirement Plan (Amended and Restated as of March 1, 2002) (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 1, 2005, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.12*	Amendment No. 4 to the Lincoln Electric Holdings, Inc. Supplemental Executive Retirement Plan (Amended and Restated as of March 1, 2002) (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 18, 2005, SEC File No. 0-1402 and incorporated by reference and made a part hereof).
10.13*	Lincoln Electric Holdings, Inc. Deferred Compensation Plan for Executives (Amended and Restated as of January 1, 2004) (filed as Exhibit 10(h) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2003, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.14*	Amendment No. 1 to the Lincoln Electric Holdings, Inc. Deferred Compensation Plan for Executives (Amended and Restated as of January 1, 2004) (filed as Exhibit 10.2 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 1, 2005, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.15*	Instrument of Termination of the Lincoln Electric Holdings, Inc. Deferred Compensation Plan for Executives (filed as Exhibit 10.2 to Form 8-K of Lincoln Electric Holdings, Inc. filed on January 4, 2006, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.16*	Lincoln Electric Holdings, Inc. Deferred Compensation Plan for Certain Retention Agreements and Other Contractual Arrangements (Amended and Restated as of January 1, 2004) (filed as Exhibit 10(i) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2003, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.17*	Lincoln Electric Holdings, Inc. Non-Employee Directors' Deferred Compensation Plan (Amended and Restated as of January 1, 2004) filed as Exhibit 10(m) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2004, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.18*	Amendment No. 1 to the Lincoln Electric Holdings, Inc. Non-Employee Directors' Deferred Compensation Plan (Amended and Restated as of January 1, 2004) (filed as Exhibit 10.3 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 1, 2005, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.19*	Amendment No. 2 to the Lincoln Electric Holdings Inc. Non-Employee Director's Deferred Compensation Plan (Amended and Restated as of January 1, 2004) (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on December 5, 2005, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.20*	Description of Management Incentive Plan (filed as Exhibit 10(e) to Form 10-K of The Lincoln Electric Company for the year ended December 31, 1995, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.21*	Description of Long-Term Performance Plan (filed as Exhibit 10(f) to Form 10-K of The Lincoln Electric Company for the year ended December 31, 1997, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.22*	Summary of Employment Agreements (filed as Exhibit 10(l) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2003, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.23*	Form of Severance Agreement (as entered into by the Company and the following executive officers: Mssrs. Stropki, Stueber and Fernandez) (filed as Exhibit 10 to Form 10-Q of Lincoln Electric Holdings, Inc. for the nine months ended December 31, 1998, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).

Exhibit No.	Description
10.24*	Form of Amendment 1 to Severance Agreement (as entered into by the Company and the following executive officers: Messrs. Stropki and Stueber) (filed as Exhibit 10(o) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 1999, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.25*	Stock Option Plan for Non-Employee Directors (filed as Exhibit 10(p) to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended March 31, 2000, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.26*	Amendment No. 1 to the Lincoln Electric Holdings, Inc. Stock Option Plan for Non-Employee Directors dated October 20, 2006 (filed herewith).
10.27*	Summary of Cash Long-Term Incentive Plan, as amended (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on April 6, 2005, Securities and Exchange Commission File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.28*	Letter Agreement between John M. Stropki, Jr. and Lincoln Electric Holdings, Inc. dated October 12, 2004 (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on October 18, 2004, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.29*	2005 Deferred Compensation Plan for Executives dated December 30, 2004 (filed as Exhibit 10.4 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 1, 2005, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.30*	2006 Equity and Performance Incentive Plan (filed as Appendix B to the Company's proxy statement filed on March 28, 2006, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.31*	Amendment No. 1 to the 2006 Equity and Performance Incentive Plan dated October 20, 2006 (filed as Exhibit 10.1 to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended March 31, 2007, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.32*	2006 Stock Plan for Non-Employee Directors (filed as Appendix C to the Company's proxy statement filed on March 28, 2006, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.33*	Amendment No. 1 to the 2006 Stock Plan for Non-Employee Directors dated October 20, 2006 (filed as Exhibit 10.2 to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended March 31, 2007, SEC file No. 0-1402 and incorporated herein by reference and made a part hereof).
10.34*	Amendment No. 2 to the 2006 Stock Plan for Non-Employee Directors dated July 26, 2007 (filed as Exhibit 10.1 to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended September 30, 2007, SEC file No. 0-1402 and incorporated herein by reference and made a part hereof).
10.35*	Lincoln Electric Holdings, Inc. 2007 Management Incentive Compensation Plan (filed as Appendix A to the Company's Proxy Statement filed on March 29, 2007, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney.
31.1	Certification by the President and Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2	Certification by the Senior Vice President, Chief Financial Officer and Treasurer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Reflects management contract or other compensatory arrangement required to be filed as an exhibit pursuant to Item 15(b) of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINCOLN ELECTRIC HOLDINGS, INC.

By: /s/ VINCENT K. PETRELLA

Vincent K. Petrella, *Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)*
February 25, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ JOHN M. STROPKI, JR.
John M. Stropki, Jr., Chairman of the Board, President and Chief Executive Officer (principal executive officer)
February 25, 2008

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for Harold L. Adams, Director
February 25, 2008

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for Stephen G. Hanks, Director
February 25, 2008

/s/ VINCENT K. PETRELLA
VINCENT K. PETRELLAVincent K. Petrella as Attorney-in-Fact for Robert J. Knoll, Director
February 25, 2008

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for G. Russell Lincoln, Director
February 25, 2008

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for George H. Walls, Jr., Director
February 25, 2008

/s/ VINCENT K. PETRELLA
Vincent K. Petrella,
Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)
February 25, 2008

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for David H. Gunning, Director
February 25, 2008

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for Kathryn Jo Lincoln, Director
February 25, 2008

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for Hellene S. Runtagh, Director
February 25, 2008

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for William E. MacDonald III, Director
February 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Lincoln Electric Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Lincoln Electric Holdings, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index as Item 15 (a) (2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Electric Holdings, Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note A to the financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment*. As discussed in Note I to the financial statements, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pensions and Other Postretirement Plans*. As discussed in Note H to the financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Lincoln Electric Holdings, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
February 19, 2008

[THIS PAGE INTENTIONALLY LEFT BLANK.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Lincoln Electric Holdings, Inc.

We have audited Lincoln Electric Holdings, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Lincoln Electric Holdings, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Lincoln Electric Holdings, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Lincoln Electric Holdings, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 19, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 19, 2008

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,	
	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 217,382	$ 120,212
Accounts receivable (less allowance for doubtful accounts of $7,424 in 2007; $8,484 in 2006)	344,058	298,993
Inventories		
Raw materials	92,557	106,725
Work-in-process	48,444	50,736
Finished goods	202,848	193,683
Total inventory	343,849	351,144
Deferred income taxes	10,286	5,534
Other current assets	54,073	53,527
TOTAL CURRENT ASSETS	969,648	829,410
PROPERTY, PLANT AND EQUIPMENT		
Land	41,415	34,811
Buildings	255,318	230,390
Machinery and equipment	629,780	574,133
	926,513	839,334
Less accumulated depreciation and amortization	496,569	449,816
Property, Plant and Equipment, Net	429,944	389,518
OTHER ASSETS		
Prepaid pension costs	48,897	16,773
Equity investments in affiliates	59,723	48,962
Intangibles, net	51,194	41,504
Goodwill	42,727	35,208
Long-term investments	30,170	28,886
Other	12,993	4,318
Total Other Assets	245,704	175,651
TOTAL ASSETS	$1,645,296	$1,394,579

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,	
	2007	2006
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Amounts due banks	$ 11,581	$ 6,214
Trade accounts payable	152,301	142,264
Accrued employee compensation and benefits	48,486	45,059
Accrued expenses	25,407	24,652
Accrued taxes, including income taxes	13,130	35,500
Accrued pensions	3,790	1,483
Dividends payable	10,720	9,403
Other current liabilities	45,601	32,793
Current portion of long-term debt	905	40,920
TOTAL CURRENT LIABILITIES	311,921	338,288
LONG-TERM LIABILITIES		
Long-term debt, less current portion	117,329	113,965
Accrued pensions	29,164	33,417
Deferred income taxes	36,874	27,061
Accrued taxes, non-current	34,132	—
Other long-term liabilities	28,656	28,872
TOTAL LONG-TERM LIABILITIES	246,155	203,315
SHAREHOLDERS' EQUITY		
Preferred shares, without par value – at stated capital amount; authorized – 5,000,000 shares; issued and outstanding – none	—	—
Common shares, without par value – at stated capital amount; authorized – 120,000,000 shares; issued – 49,290,717 shares in 2007 and 2006; outstanding – 42,961,679 shares in 2007 and 42,806,429 shares in 2006	4,929	4,929
Additional paid-in capital	145,825	137,315
Retained earnings	1,068,100	906,074
Accumulated other comprehensive income (loss)	15,841	(54,653)
Treasury shares, at cost – 6,329,038 shares in 2007 and 6,484,288 shares in 2006	(147,475)	(140,689)
TOTAL SHAREHOLDERS' EQUITY	1,087,220	852,976
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,645,296	$1,394,579

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended December 31,		
	2007	2006	2005
Net sales	$2,280,784	$1,971,915	$1,601,190
Cost of goods sold	1,633,218	1,419,638	1,164,275
Gross profit	647,566	552,277	436,915
Selling, general & administrative expenses	370,122	315,829	285,309
Rationalization (gain) charges	(188)	3,478	1,761
Operating income	277,632	232,970	149,845
Other income (expense):			
Interest income	8,294	5,876	4,000
Equity earnings in affiliates	9,838	7,640	3,312
Other income	2,823	1,839	4,689
Interest expense	(11,430)	(10,153)	(7,947)
Total other income	9,525	5,202	4,054
Income before income taxes	287,157	238,172	153,899
Income taxes	84,421	63,164	31,593
Net income	$ 202,736	$ 175,008	$ 122,306
Per share amounts:			
Basic earnings per share	$ 4.73	$ 4.11	$ 2.93
Diluted earnings per share	$ 4.67	$ 4.07	$ 2.90
Cash dividends declared per share	$ 0.91	$ 0.79	$ 0.73

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except per share data)

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Total
Balance January 1, 2005	41,647	$4,928	$117,593	$ 673,010	$(58,678)	$(159,576)	$ 577,277
Comprehensive income:							
Net income				122,306			122,306
Minimum pension liability adjustment, net of tax of $9,392					(15,034)		(15,034)
Unrealized loss on derivatives designated and qualifying as cash flow hedges, net of tax of $410					(605)		(605)
Currency translation adjustment					(16,959)		(16,959)
Total comprehensive income							89,708
Cash dividends declared – $0.73 per share				(30,568)			(30,568)
Issuance of shares under benefit plans	964		8,332			20,348	28,680
Purchase of shares for treasury	(430)					(12,803)	(12,803)
Balance December 31, 2005	42,181	4,928	125,925	764,748	(91,276)	(152,031)	652,294
Comprehensive income:							
Net income				175,008			175,008
Minimum pension liability adjustment, net of tax of $45,093					71,920		71,920
Unrealized gain on derivatives designated and qualifying as cash flow hedges, net of tax of $637					902		902
Currency translation adjustment					27,323		27,323
Total comprehensive income							275,153
Cash dividends declared – $0.79 per share				(33,682)			(33,682)
Issuance of shares under benefit plans	627	1	11,390			11,468	22,859
Purchase of shares for treasury	(2)					(126)	(126)
Adjustment to initially adopt SFAS 158, net of tax of $39,380					(63,522)		(63,522)
Balance December 31, 2006	42,806	4,929	137,315	906,074	(54,653)	(140,689)	852,976
Comprehensive income:							
Net income				202,736			202,736
Unrecognized amounts from defined benefit pension plans, net of tax of $10,371					17,704		17,704
Unrealized loss on derivatives designated and qualifying as cash flow hedges, net of tax of $1,772					(2,989)		(2,989)
Currency translation adjustment					55,779		55,779
Total comprehensive income							273,230
Cash dividends declared – $0.91 per share				(39,120)			(39,120)
Issuance of shares under benefit plans	378		8,939			8,673	17,612
Purchase of shares for treasury	(222)					(15,459)	(15,459)
Adjustment to initially adopt FIN 48			(429)	(1,590)			(2,019)
Balance December 31, 2007	42,962	$4,929	$145,825	$1,068,100	$ 15,841	$(147,475)	$1,087,220

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$202,736	$175,008	$122,306
Adjustments to reconcile net income to net cash provided by operating activities:			
Rationalization (gain) charges	(188)	3,478	1,761
Depreciation and amortization	52,610	47,825	43,982
Equity earnings of affiliates, net	(7,208)	(5,728)	(3,312)
Deferred income taxes	(3,711)	4,349	(1,895)
Stock-based compensation	4,679	4,217	3,527
Amortization of terminated interest rate swaps	(1,121)	(2,117)	(2,117)
Loss (gain) on disposal of property, plant and equipment	627	(8,738)	530
Other non-cash items, net	(1,083)	1,332	1,463
Changes in operating assets and liabilities, net of effects from acquisitions:			
Increase in accounts receivable	(20,723)	(39,719)	(17,274)
Decrease (increase) in inventories	36,011	(57,299)	(32,133)
Decrease (increase) in other current assets	2,354	(10,656)	(8,314)
(Decrease) increase in accounts payable	(3,333)	12,914	14,141
(Decrease) increase in other current liabilities	(1,798)	(937)	14,887
Contributions to pension plans	(13,031)	(20,503)	(34,330)
Increase in accrued pensions	3,237	16,248	19,547
Net change in other long-term assets and liabilities	(226)	(994)	(5,745)
NET CASH PROVIDED BY OPERATING ACTIVITIES	249,832	118,680	117,024
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(61,633)	(76,002)	(50,415)
Acquisition of businesses, net of cash acquired	(18,773)	(25,504)	(78,174)
Proceeds from sale of property, plant and equipment	701	11,791	3,675
Sale of marketable securities	—	—	70,441
Purchase of marketable securities	—	—	(15,000)
NET CASH USED BY INVESTING ACTIVITIES	(79,705)	(89,715)	(69,473)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from short-term borrowings	6,550	2,035	903
Payments on short-term borrowings	(1,004)	(3,192)	(262)
Amounts due banks, net	(2,720)	115	4,448
Payments on long-term borrowings	(40,142)	(3,147)	(15,471)
Proceeds from exercise of stock options	8,644	13,618	21,230
Tax benefit from exercise of stock options	4,289	5,243	—
Purchase of shares for treasury	(15,459)	(126)	(12,803)
Cash dividends paid to shareholders	(37,744)	(32,275)	(30,037)
NET CASH USED BY FINANCING ACTIVITIES	(77,586)	(17,729)	(31,992)
Effect of exchange rate changes on cash and cash equivalents	4,629	969	(371)
INCREASE IN CASH AND CASH EQUIVALENTS	97,170	12,205	15,188
Cash and cash equivalents at beginning of year	120,212	108,007	92,819
CASH AND CASH EQUIVALENTS AT END OF YEAR	$217,382	$120,212	$108,007

See notes to these consolidated financial statements.

(In thousands of dollars except share and per share data)

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Lincoln Electric Holdings, Inc., its wholly-owned and majority-owned subsidiaries for which it has a controlling interest (the "Company") after elimination of all intercompany accounts, transactions and profits. Minority ownership interest in consolidated subsidiaries, which is not material, is recorded in Other long-term liabilities.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable: The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on knowledge of the financial condition of customers, review of historical receivables and reserve trends and other pertinent information. If the financial condition of customers deteriorates or an unfavorable trend in receivable collections is experienced in the future, additional allowances may be required. Historically, the Company's reserves have approximated actual experience.

Inventories: Inventories are valued at the lower of cost or market. For domestic inventories, cost is determined principally by the last-in, first-out (LIFO) method, and for non-U.S. inventories, cost is determined by the first-in, first-out (FIFO) method. At December 31, 2007 and 2006, approximately 36% and 40%, respectively, of total inventories were valued using the LIFO method. The excess of current cost over LIFO cost amounted to $72,088 at December 31, 2007 and $68,985 at December 31, 2006.

Reserves are maintained for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Historically, the Company's reserves have approximated actual experience.

Equity Investments: Investments in businesses in which the Company does not have a controlling interest and holds between a 20% and 50% ownership interest are accounted for using the equity method of accounting on a one month-lag basis. The Company's 50% ownership interest in equity investments includes investments in Turkey and Chile. In addition, the Company holds a 35% interest in a Taiwanese joint venture and a 21% interest in an investment in the People's Republic of China. The amount of retained earnings that represents undistributed earnings of 50% or less owned equity investments was $23,674 at December 31, 2007 and $16,454 at December 31, 2006.

Property, Plant and Equipment: Property, plant and equipment are stated at cost and include improvements which significantly increase capacities or extend the useful lives of existing plant and equipment. Depreciation and amortization are computed by both accelerated and straight-line methods over useful lives ranging from three to 20 years for machinery, tools and equipment, and up to 50 years for buildings. Net gains or losses related to asset dispositions are recognized in earnings in the period in which dispositions occur. The following table summarizes assets held under capital leases and included in property, plant and equipment:

	2007	2006
Buildings	$ 6,323	$ 5,681
Machinery and equipment	390	154
Less: Accumulated depreciation	(1,701)	(1,170)
Net capital leases	$ 5,012	$ 4,665

Routine maintenance, repairs and replacements are expensed as incurred. The Company capitalizes interest cost associated with construction in progress.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill and Intangibles: The Company performs an annual impairment test of goodwill in the fourth quarter using the same dates year over year. Goodwill is tested for impairment using models developed by the Company which incorporate estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates, established business valuation multiples, and management judgments regarding the applicable discount rates to value those estimated cash flows. The Company performed its annual impairment test in the fourth quarters of 2007, 2006 and 2005 and determined there was no impairment of goodwill. In addition, goodwill is tested as necessary if changes in circumstances or the occurrence of events indicate potential impairment.

The changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2007 and 2006 were as follows:

	North America	Europe	Other Countries	Consolidated
Balance as of January 1, 2006	$13,635	$ 4,594	$11,527	$29,756
Additions and adjustments	(301)	4,292	546	4,537
Foreign exchange effect	—	535	380	915
Balance as of January 1, 2007	13,334	9,421	12,453	35,208
Additions and adjustments	4,248	1,431	(379)	5,300
Foreign exchange effect	249	1,119	851	2,219
Balance as of December 31, 2007	$17,831	$11,971	$12,925	$42,727

Additions to goodwill for 2007 and 2006 primarily reflect goodwill recorded in the acquisitions of Vernon Tool Company, Ltd. ("Vernon Tool") and Metrode Products Limited ("Metrode") (See Note K).

Gross intangible assets other than goodwill by asset class as of December 31, 2007 and 2006 were as follows:

	2007		2006	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Trademarks and trade names	$22,975	$ 6,322	$20,479	$ 5,933
Customer relationships	19,512	1,424	12,430	725
Patents	11,176	1,713	9,052	807
Other	17,059	10,069	16,385	9,377
Total	$70,722	$19,528	$58,346	$16,842

Intangible assets other than goodwill are recorded at cost or at fair value at the time acquired, if applicable. Intangibles other than goodwill that do not have indefinite lives are amortized on a straight-line method over the shorter of the legal or estimated life. Included in the above table are intangible assets with indefinite lives totaling $14,436 and $12,585 at December 31, 2007 and 2006, respectively. Intangibles with indefinite lives are not amortized and are tested annually for impairment.

The weighted average amortization period for trademarks and trade names, customer relationships, patents and other intangibles is 17, 22, 19 and 12 years, respectively. Aggregate amortization expense was $2,349, $2,102 and $1,004 for 2007, 2006 and 2005, respectively. Estimated annual amortization expense for intangible assets for each of the next five years is $2,290 in 2008, $2,227 in 2009, $1,973 in 2010, $1,850 in 2011, and $1,821 in 2012.

Long-lived Assets: In accordance with Statement of Financial Accounting Standards No. (SFAS) 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* the Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable long-lived assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows and established business valuation multiples.

Product Warranties: The Company accrues for product warranty claims based on historical experience and the expected material and labor costs to provide warranty service. Warranty services are provided for periods up to three years from the date of sale. The accrual for product warranty claims is included in Accrued expenses. Warranty accruals have increased as a result of the effect of higher sales levels. The changes in the carrying amount of product warranty accruals for 2007, 2006 and 2005 were as follows:

	December 31,		
	2007	2006	2005
Balance at beginning of year	$ 9,373	$ 7,728	$ 6,800
Charged to costs and expenses	12,460	9,744	8,274
Deductions	(9,988)	(8,335)	(7,107)
Foreign currency translation	463	236	(239)
Balance at end of year	$12,308	$ 9,373	$ 7,728

Warranty expense was 0.5% of sales for 2007, 2006 and 2005.

Revenue Recognition: The Company recognizes revenue when the risks and rewards of ownership and title to the product have transferred to the customer. Revenue recognition generally occurs at the point of shipment; however in certain instances as shipping terms dictate, revenue is recognized when the product reaches the point of destination.

Distribution Costs: Distribution costs, including warehousing and freight related to product shipments, are included in Cost of goods sold.

Stock-Based Compensation: In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123 (Revised 2004), *"Share-Based Payment,"* which is a revision of SFAS 123, *"Accounting for Stock-Based Compensation."* SFAS 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees."* Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted SFAS 123(R) on January 1, 2006 using the modified-prospective method. The adoption of this standard did not have a material impact on the Company's financial statements as the Company adopted fair value accounting under SFAS 123 on January 1, 2003.

Expense is recognized for all awards of stock-based compensation by allocating the aggregate grant date fair value over the vesting period. No expense is recognized for any stock options, restricted or deferred shares ultimately forfeited because the recipients fail to meet vesting requirements. Total stock-based compensation expense recognized in the consolidated statement of income for 2007, 2006 and 2005 was $4,679, $4,217 and $3,527, respectively. The related tax benefit for 2007, 2006 and 2005 was $1,789, $1,612, and $1,348, respectively.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table sets forth the pro forma disclosure of net income and earnings per share as if compensation expense had been recognized for the fair value of options granted prior to January 1, 2003 (date of adoption of SFAS 123). All stock options granted prior to January 1, 2003 were fully vested as of December 31, 2005. Therefore, pro-forma disclosure is not necessary for periods ending after December 31, 2005. For purposes of this pro forma disclosure, the estimated fair value of the options granted prior to January 1, 2003 was determined using the Black-Scholes option pricing model and is amortized ratably over the vesting periods.

	Year Ended December 31, 2005
Net income, as reported	$ 122,306
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	2,178
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted, net of related tax effects	(3,000)
Pro forma net income	$ 121,484
Earnings per share:	
Basic, as reported	$ 2.93
Basic, pro forma	$ 2.91
Diluted, as reported	$ 2.90
Diluted, pro forma	$ 2.88
Weighted average number of shares (in thousands):	
Basic	41,813
Diluted	42,230

Translation of Foreign Currencies: Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the date of the consolidated balance sheet; revenue and expense accounts are translated at monthly exchange rates. Translation adjustments are reflected as a component of Shareholders' equity. For subsidiaries operating in highly inflationary economies, both historical and current exchange rates are used in translating balance sheet accounts, and translation adjustments are included in net income.

Foreign currency transaction losses are included in Selling, general & administrative expenses and were $6,102, $1,696, $1,411 in 2007, 2006 and 2005, respectively.

Financial Instruments: The Company uses forward contracts to hedge exposures to commodity prices and exchange rate fluctuations on certain purchase and sales transactions, other intercompany commitments and intercompany loans. Contracts are written on a short-term basis and are not held for trading or speculative purposes. The Company uses interest rate swaps to hedge changes in the fair value of debt. The Company recognizes derivative instruments as either assets or liabilities in the balance sheets at fair value. The accounting for changes in the fair value of derivative instruments depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For derivative instruments that qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item are recognized in earnings. For derivative instruments that qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows), the effective portion of the unrealized gain or loss on the derivative instrument is reported as a component of Accumulated other comprehensive income with offsetting amounts recorded as Other current assets or Other current liabilities. At settlement, the realized gain or loss is reflected in earnings in the same period or periods during which the hedged transaction affects earnings. Any remaining gain or loss on the derivative instrument is recognized in earnings. The Company does not hedge its net investments in foreign subsidiaries. For derivative instruments not designated as hedges, the gain or loss from changes in their fair values is recognized in earnings.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Costs: Advertising costs are charged to Selling, general & administrative expenses when incurred and totaled $10,245, $8,887 and $9,791 in 2007, 2006 and 2005, respectively.

Research and Development: Research and development costs are expensed as incurred and totaled $25,794, $24,055 and $21,594 in 2007, 2006 and 2005, respectively.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Reclassification: Certain reclassifications have been made to prior year financial statements to conform to current year classifications.

New Accounting Pronouncements: In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements," which is an amendment of Accounting Research Bulletin No. ("ARB") 51. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 changes the way the consolidated income statement is presented, thus requiring consolidated net income to be reported at amounts that include the amounts attributable to both parent and the noncontrolling interest. SFAS 160 is effective for the fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a significant impact on its financial statements.

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combinations." SFAS 141(R) replaces SFAS 141, "Business Combinations." SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of SFAS 115," which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses arising subsequent to adoption are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect that adoption of SFAS 159 will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS 157 *"Fair Value Measurements."* SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, rather it applies under existing accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 as required. The Company does not expect that adoption of SFAS 157 will have a material impact on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. ("FIN") 48, *"Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109."* FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

periods, disclosure and transition. In addition, FIN 48 requires the cumulative effect of adoption to be recorded as an adjustment to the opening balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007. See Note H to the Consolidated Financial Statements for further discussion.

Bonus: Included in Selling, general & administrative expenses are the costs related to the Company's discretionary employee bonus, net of hospitalization costs, of $93,958 in 2007, $81,498 in 2006 and $62,899 in 2005.

NOTE B – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (dollars and shares in thousands, except per share amounts).

	Year Ended December 31,		
	2007	2006	2005
Numerator:			
Net income	$202,736	$175,008	$122,306
Denominator:			
Basic weighted average shares outstanding	42,899	42,532	41,813
Effect of dilutive securities – Stock options and awards	493	500	417
Diluted weighted average shares outstanding	43,392	43,032	42,230
Basic earnings per share	$ 4.73	$ 4.11	$ 2.93
Diluted earnings per share	$ 4.67	$ 4.07	$ 2.90

Common stock issuable upon the exercise of employee stock options is excluded from the calculation of diluted earnings per share when the calculation of option equivalent shares is anti-dilutive. The calculation of diluted earnings per share for 2007, 2006 and 2005 excludes 29,495, 27,465 and 572,749 shares, respectively, that were anti-dilutive.

NOTE C – SHAREHOLDERS' EQUITY

The Company's Board of Directors has authorized share repurchase programs for up to 15 million shares of the Company's common stock. During 2007, the Company purchased 222,426 shares of its common stock on the open market at an average cost of $69.50 per share. Through December 31, 2007, 10,466,414 shares have been purchased under the share repurchase program at an average cost of $22.15 per share.

NOTE D – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) are as follows:

	Defined Benefit Plans	Currency Translation Adjustment	Unrealized Gain (Loss) on Derivatives Designated and Qualifying as Cash Flow Hedges, net of tax	Total Accumulated Other Comprehensive (Loss) Income
Balance January 1, 2005	$(63,342)	$ 4,902	$ (238)	$ (58,678)
Other comprehensive loss	(15,034)	(16,959)	(605)	(32,598)
Balance December 31, 2005	(78,376)	(12,057)	(843)	(91,276)
Other comprehensive income	71,920	27,323	902	100,145
Adjustment to initially adopt SFAS 158	(63,522)	—	—	(63,522)
Balance December 31, 2006	(69,978)	15,266	59	(54,653)
Other comprehensive income (loss)	17,704	55,779	(2,989)	70,494
Balance December 31, 2007	$(52,274)	$ 71,045	$ (2,930)	$ 15,841

As of December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. As a result of adopting SFAS 158, the Company recorded liabilities equal to the underfunded status of defined benefit plans, and assets equal to the overfunded status of certain defined benefit plans measured as the difference between the fair value of plan assets and the projected benefit obligation. The Company recognized liabilities of $34,900 and prepaids of $16,773 for its defined benefit pension plans and also recognized in Accumulated other comprehensive loss actuarial losses and prior service credits of $69,978 (after-tax).

NOTE E – STOCK PLANS

On April 28, 2006, the shareholders of the Company approved the 2006 Equity and Performance Incentive Plan, as amended ("EPI Plan"), which replaces the 1998 Stock Plan, as amended and restated in May 2003. The EPI Plan provides for the granting of options, appreciation rights, restricted shares, restricted stock units and performance-based awards up to an additional 3,000,000 of the Company's common shares. In addition, on April 28, 2006, the shareholders of the Company approved the 2006 Stock Plan for Non-Employee Directors, as amended ("Director Plan"), which replaces the Stock Option Plan for Non-Employee Directors adopted in 2000. The Director Plan provides for the granting of options, restricted shares and restricted stock units up to an additional 300,000 of the Company's common shares. At December 31, 2007, there were 3,919,828 common shares available for future grant under all plans.

NOTE E – STOCK PLANS (continued)

The following table summarizes the activity for each of the three years in the period ended December 31, 2007, under all Plans:

	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Balance at beginning of year	1,747,050	$34.28	2,071,325	$28.54	2,634,142	$24.38
Options, tandem appreciation rights, and restricted shares granted	268,854	$68.48	241,818	$60.42	414,855	$39.65
Shares exercised	(348,450)	$25.30	(561,218)	$24.34	(964,254)	$21.99
Shares canceled	(3,750)	$60.72	(4,875)	$39.48	(13,418)	$32.19
Balance at end of year	1,663,704	$41.63	1,747,050	$34.28	2,071,325	$28.54
Exercisable at end of year	1,152,545	$33.45	1,161,034	$27.71	1,271,155	$23.92

Options granted under both the EPI Plan and its predecessor plans are outstanding for a term of ten years from the date of grant. The majority of options granted vest ratably over a period of three years from the grant date. The exercise prices of all options were equal to the fair market value of the Company's common shares at the date of grant. There were no options granted under the Director Plan in 2007. Options granted under the Director Plan and its predecessor plans were 6,000 in 2006 and 28,000 in 2005. The Company issued shares of common stock from treasury upon all exercises of stock options in 2007, 2006 and 2005.

Restricted shares are valued at the quoted market price on the grant date and vest ratably over a period of three to five years. Under the EPI Plan the Company issued 25,690 restricted shares at a market price of $68.51 per share in 2007 and 27,000 restricted shares at a market price of $60.51 per share in 2006. The Company issued 7,102 restricted shares at a market price of $68.21 per share and 6,568 restricted shares at a market price of $60.85 per share under the Director Plan in 2007 and 2006, respectively. The Company issued 8,411 shares of common stock from authorized but unissued shares upon vesting of restricted shares during 2006.

In estimating the fair value of options granted, the expected option life is based on the Company's historical experience. The Company uses the Black-Scholes option pricing model for estimating fair values of options. The weighted average assumptions for each of the three years in the period ended December 31, 2007 were as follows:

	2007	2006	2005
Expected volatility	23.05%	24.78%	25.75%
Dividend yield	1.57%	1.53%	1.90%
Risk-free interest rate	3.50%	4.53%	4.38%
Expected option life	4.3	4.4	4.5
Weighted average fair value of options granted during the year	$14.33	$14.72	$ 9.57

As of December 31, 2007, total unrecognized stock-based compensation expense related to nonvested stock options and restricted shares was $8,799, which is expected to be recognized over a weighted average period of approximately 34 months.

NOTE E – STOCK PLANS (continued)

The following table summarizes nonvested stock options, tandem appreciation rights ("TARs") and restricted shares for the year ended December 31, 2007:

	December 31, 2007	
	Number of Options, TARs, and Restricted Shares	Weighted Average Fair Value at Grant Date
Balance at beginning of year	539,733	$15.80
Granted	268,854	$20.93
Vested	(351,651)	$12.08
Forfeited	(3,750)	$14.67
Balance at end of year	453,186	$21.71

The aggregate intrinsic value of options outstanding at December 31, 2007, based on the Company's closing stock price of $71.18 as of the last business day in the year ended December 31, 2007, which would have been received by the optionees had all options been exercised on that date was $49,164. The aggregate intrinsic value of options exercisable at December 31, 2007, based on the Company's closing stock price of $71.18 as of the last business day in the year ended December 31, 2007, which would have been received by the optionees had all options been exercised on that date was $43,482. The total intrinsic value of stock options exercised during 2007 and 2006 was $15,413 and $15,899, respectively. Intrinsic value is the amount by which the fair value of the underlying stock exceeds the exercise price of the options.

Prior to the adoption of SFAS 123(R) the Company presented all tax benefits resulting from the exercise of stock options as operating cash inflows in the consolidated statements of cash flows, in accordance with the provisions of the Emerging Issues Task Force ("EITF") Issue No. 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option." SFAS 123(R) requires the benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis. This amount was $4,289 and $5,243 for 2007 and 2006, respectively, and is shown as "Tax benefit from the exercise of stock options" in the consolidated statement of cash flows. The amount reported as operating cash inflows in 2005 was $3,898.

The following table summarizes information about stock options outstanding as of December 31, 2007:

	Outstanding		Exercisable		
Exercise Price Range	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life
$13.00 - $34.99	482,194	$22.87	482,194	$22.87	4.6
$35.00 - $39.99	676,634	$37.73	561,293	$37.29	7.0
Over $40.00	504,876	$64.77	109,058	$60.50	8.7
	1,663,704		1,152,545		6.8

The 1995 Lincoln Stock Purchase Plan provides employees the ability to purchase open market shares on a commission-free basis up to a limit of ten thousand dollars annually. Under this plan, 400,000 shares have been authorized to be purchased. There were 6,843, 1,726 and 2,256 shares purchased in 2007, 2006 and 2005, respectively under this plan.

NOTE F – RATIONALIZATION CHARGES

In 2005, the Company committed to a plan to rationalize manufacturing operations (the "Ireland Rationalization") at Harris Calorific Limited ("Harris Ireland"). In connection with the Ireland Rationalization, the Company transferred all manufacturing from Harris Ireland to a lower cost facility in Eastern Europe and in 2006 sold the facility in Ireland for a pre-tax gain of $9,006 which is reflected in Selling, general and administrative expenses. A total of 66 employees were impacted by the Ireland Rationalization.

The Company has incurred a total of $3,920 (pre-tax) in charges related to this plan of which a gain of $188 (pre-tax) was recorded in 2007 and charges of $3,597 (pre-tax) and $511 (pre-tax) were recorded in 2006 and 2005, respectively. Charges incurred relate to employee severance costs, equipment relocation, employee retention and professional services. As of December 31, 2007, all rationalization activities have essentially been completed. The Company expects to receive approximately $2,129 in cash receipts during 2008 upon completion of the liquidation of the Harris Ireland Pension Plan.

In 2004, the Company committed to a plan to rationalize machine manufacturing (the "French Rationalization") at Lincoln Electric France, S.A.S. ("LE France"). In connection with the French Rationalization, the Company transferred machine manufacturing performed at LE France to other facilities. The Company committed to the French Rationalization as a result of the region's decreased demand for locally-manufactured machines. In connection with the French Rationalization, the Company incurred a charge of $2,292 (pre-tax), of which $1,188 (pre-tax) was incurred in 2005 and $1,104 (pre-tax) in 2004. Employee severance costs associated with the termination of approximately 40 of LE France's 179 employees were $2,123 (pre-tax). Costs not relating to employee severance primarily included warehouse relocation costs and professional fees.

NOTE G – DEBT

At December 31, 2007 and 2006, debt consisted of the following:

	2007	2006
Long-term debt		
Senior Unsecured Notes due 2007, interest at 5.58%	$ —	$ 40,166
Senior Unsecured Notes due 2009, interest at 5.89%	30,700	30,676
Senior Unsecured Notes due 2012, interest at 6.36%	81,776	78,564
Capital leases due through 2015, interest at 2.7% to 17.50%	3,205	3,427
Other borrowings due through 2023, interest at 0.0% to 6.00%	2,553	2,052
	118,234	154,885
Less current portion	905	40,920
Total long-term debt	$117,329	$113,965
Short-term debt		
Amounts due banks, interest at 14.00% (6.57% in 2006)	11,581	6,214
Current portion long-term debt	905	40,920
Total short-term debt	12,486	47,134
Total debt	$129,815	$161,099

Senior Unsecured Notes

During March 2002, the Company issued Senior Unsecured Notes (the "Notes") totaling $150,000 through a private placement. The Notes have original maturities ranging from five to ten years with a weighted-average interest rate of 6.1% and an average tenure of eight years. Interest is payable semi-annually in March and September. The proceeds are being used for general corporate purposes, including acquisitions. The proceeds are generally invested in short-term, highly liquid investments. The Notes contain certain affirmative and negative covenants, including restrictions on asset dispositions and financial covenants (interest coverage and funded debt-to-EBITDA, as defined

NOTE G – DEBT (continued)

in the Notes Agreement, ratios). As of December 31, 2007, the Company was in compliance with all of its debt covenants. During March 2007, the Company repaid the $40,000 Series A Notes which had matured, reducing the total balance outstanding of the Notes to $110,000.

The maturity and interest rates of the Notes outstanding at December 31, 2007 are as follows (in thousands):

	Amount Due	Matures	Interest Rate
Series B	$30,000	March 2009	5.89%
Series C	$80,000	March 2012	6.36%

During March 2002, the Company entered into floating rate interest rate swap agreements totaling $80,000, to convert a portion of the Notes outstanding from fixed to floating rates. These swaps were designated as fair value hedges, and as such, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk were recognized in earnings. Net payments or receipts under these agreements were recognized as adjustments to interest expense. In May 2003, these swap agreements were terminated. The gain on the termination of these swaps was $10,613, and has been deferred and is being amortized as an offset to interest expense over the remaining life of the Notes. The amortization of this gain reduced interest expense by $1,121 in 2007 and $2,117 in 2006 and 2005, and is expected to reduce annual interest expense by $958 in 2008. At December 31, 2007, $1,713 remains to be amortized which is recorded in "Long-term debt, less current portion."

During July 2003 and April 2004, the Company entered into various floating rate interest rate swap agreements totaling $110,000, to convert a portion of the Notes outstanding from fixed to floating rates based on the London Inter-Bank Offered Rate ("LIBOR"), plus a spread of between 179.75 and 226.50 basis points. The variable rates are reset every six months, at which time payment or receipt of interest will be settled. These swaps are designated as fair value hedges, and as such, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item are recognized in earnings. Net payments or receipts under these agreements are recognized as adjustments to interest expense.

The fair value of the swaps is recorded as a long-term asset or liability with a corresponding offset to "Long-term debt." The fair value of these swaps at December 31, 2007 and 2006 was an asset of $762 and a liability of $3,428, respectively. Swaps have increased the value of the Series B Notes from $30,000 to $30,700 and the Series C Notes from $80,000 to $81,776 as of December 31, 2007. The weighted average effective rate on the Notes, net of the impact of swaps, was 6.4% for 2007.

Revolving Credit Agreement

In 2004, the Company entered into a new $175,000, five-year revolving Credit Agreement. The Credit Agreement may be used for general corporate purposes and may be increased, subject to certain conditions, by an additional amount up to $75,000. The interest rate on borrowings under the Credit Agreement is based on either LIBOR plus a spread based on the Company's leverage ratio or the prime rate, at the Company's election. A quarterly facility fee is payable based upon the daily aggregate amount of commitments and the Company's leverage ratio. The Credit Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, dispositions of assets, subordinated debt and transactions with affiliates. As of December 31, 2007, there are no borrowings under the Credit Agreement.

Capital Leases

At December 31, 2007 and 2006, $3,205 and $3,427 of capital lease indebtedness was secured by property, plant and equipment, respectively.

NOTE G – DEBT (continued)

Other

Maturities of long-term debt, including payments under capital leases, for the five years succeeding December 31, 2007 are $905 in 2008, $30,821 in 2009, $862 in 2010, $914 in 2011, $80,869 in 2012 and $1,388 thereafter. Total interest paid was $11,537 in 2007, $11,971 in 2006 and $11,221 in 2005. The primary difference between interest expense and interest paid is the amortization of the gain on settlement of interest rate swaps realized in 2003.

Amounts reported as Amounts due banks represent short-term borrowings of the Company's foreign subsidiaries.

NOTE H – INCOME TAXES

The components of income before income taxes for the three years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
U.S.	$205,779	$153,968	$104,702
Non-U.S.	81,378	84,204	49,197
Total	$287,157	$238,172	$153,899
Components of income tax expense (benefit) are as follows:			
Current:			
Federal	$ 61,277	$ 40,399	$ 21,978
Non-U.S.	20,313	16,049	8,828
State and local	6,542	2,367	2,682
	88,132	58,815	33,488
Deferred:			
Federal	(711)	5,859	(708)
Non-U.S.	(3,712)	(2,253)	(905)
State and local	712	743	(282)
	(3,711)	4,349	(1,895)
Total	$ 84,421	$ 63,164	$ 31,593

The differences between total income tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes for the three years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Statutory rate of 35% applied to pre-tax income	$100,505	$ 83,360	$53,865
Effect of state and local income taxes, net of federal tax benefit	4,964	2,282	1,461
Taxes (less than) the U.S. tax rate on non-U.S. earnings, including utilization of tax loss carryforwards, losses with no benefit and changes in non-U.S. valuation allowance	(11,881)	(15,676)	(9,295)
U.S. tax cost (benefit) of foreign source income	1,151	(3,064)	(1,537)
Resolution of prior years' tax liabilities	(6,818)	(2,421)	(8,711)
Other – net	(3,500)	(1,317)	(4,190)
Total	$ 84,421	$ 63,164	$31,593
Effective tax rate	29.40%	26.52%	20.50%

NOTE H – INCOME TAXES (continued)

Total income tax payments, net of refunds, were $83,950 in 2007, $55,799 in 2006 and $27,179 in 2005.

Unrecognized Tax Benefits

In July 2006, the FASB issued FIN 48 which clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 requires the cumulative effect of adoption to be recorded as an adjustment to the opening balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007.

The cumulative effects of applying this interpretation were recorded as a decrease of $1,590 to retained earnings. The Company's unrecognized tax benefits upon adoption were $28,997, of which $21,602 would affect the effective tax rate, if recognized.

In conjunction with the adoption of FIN 48, unrecognized tax benefits were classified as Accrued taxes, non-current unless expected to be paid in one year. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense, consistent with the accounting method used prior to adopting FIN 48. During 2007, current income tax expense included $135 of interest and penalties related to unrecognized tax benefits. At December 31, 2007 the Company's accrual for interest and penalties totaled $4,917.

The following table summarizes the activity related to unrecognized tax benefits:

Balance at January 1, 2007	$28,997
Increases related to current year tax provisions	5,755
Resolution of prior years' tax liabilities	(5,916)
Other	379
Balance at December 31, 2007	$29,215

Included in the unrecognized tax benefits of $29,215 at December 31, 2007 was $18,867 of tax benefits that, if recognized, would reduce the annual effective tax rate.

The Company files income tax returns in the U.S. and various state, local and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2004. The Company anticipates no significant changes to its total unrecognized tax benefits through the end of 2008. The Company is currently subject to an Internal Revenue Service ("IRS") audit for the 2005 and 2006 tax years. The Company does not expect the results of this examination to have a material effect on the financial statements.

NOTE H – INCOME TAXES (continued)

Deferred Taxes

Significant components of deferred tax assets and liabilities at December 31, 2007 and 2006, were as follows:

	2007	2006
Deferred tax assets:		
Tax loss and credit carryforwards	$ 19,743	$ 18,137
Inventory	6,522	5,293
Other accruals	9,875	9,246
Employee benefits	13,856	11,833
Other	18,516	15,845
	68,512	60,354
Valuation allowance	(21,421)	(21,612)
	47,091	38,742
Deferred tax liabilities:		
Property, plant and equipment	(31,898)	(30,452)
Intangible assets	(6,794)	(7,008)
Inventory	(11,529)	(9,411)
Pension obligations	(14,458)	(2,389)
Other	(9,000)	(11,009)
	(73,679)	(60,269)
Total	$(26,588)	$(21,527)

At December 31, 2007, certain subsidiaries had tax loss carryforwards of approximately $57,033 that will expire in various years from 2008 through 2024, except for $37,760 for which there is no expiration date.

In assessing the realizability of deferred tax assets, the Company assesses whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, tax planning strategies, and projected future taxable income in making this assessment. At December 31, 2007, a valuation allowance of $21,421 had been recorded against these deferred tax assets based on this assessment. The Company believes it is more likely than not that the tax benefit of the remaining net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable could be increased or decreased in the future if the Company's assessment of future taxable income or tax planning strategies changes.

The Company does not provide deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries which are deemed permanently reinvested. It is not practicable to calculate the deferred taxes associated with the remittance of these earnings. Deferred income taxes of $215 have been provided on earnings of $1,600 that are not expected to be permanently reinvested.

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS

The Company maintains a number of defined benefit and defined contribution plans to provide retirement benefits for employees in the U.S., as well as employees outside the U.S. These plans are maintained and contributions are made in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA"), local statutory law or as determined by the Board of Directors. The plans generally provide benefits based upon years of service and compensation. Pension plans are funded except for a domestic non-qualified pension plan for certain key employees and certain foreign plans. Substantially all U.S. employees are covered under a 401(k) savings plan in which they may invest 1% or more of eligible compensation, limited to maximum amounts as determined by the Internal Revenue Service. For most participants the plan provides for Company matching contributions of 35% of the first 6% of employee compensation contributed to the plan. The plan includes a feature in which participants hired after November 1, 1997 will receive an annual Company contribution of 2% of their base pay. The plan allowed

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS (continued)

employees hired before November 1, 1997, at their election, to receive this contribution in exchange for forfeiting certain benefits under the pension plan. The Company uses a December 31 measurement date for its plans.

In the first quarter of 2006, the Company modified its retirement benefit programs whereby employees of its U.S. company hired on or after January 1, 2006 will be covered under a newly enhanced 401(k) defined contribution plan. In the second quarter of 2006, current employees of the U.S. company made an election to either remain in the Company's existing retirement programs or switch to new programs offering enhanced defined contribution benefits, improved vacation and a reduced defined benefit. The Company did not incur a significant change in retirement costs immediately after the change, however, the Company does expect cost savings in future years as a result of reduced benefits to be accrued for employees hired on or after January 1, 2006.

In September 2006, the FASB issued SFAS 158 which requires companies to recognize the funded status of a benefit plan as the difference between plan assets at fair value and the projected benefit obligation. Unrecognized gains or losses and prior service costs, as well as the transition asset or obligation remaining from the initial application of Statements 87 and 106 will be recognized in the balance sheet, net of tax, as a component of Accumulated other comprehensive income and will subsequently be recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. The Company adopted SFAS 158 on December 31, 2006. The incremental effects on the Company's balance sheet at December 31, 2006 of adopting SFAS 158 were as follows:

	December 31, 2006		
	Prior to Application of SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported
ASSETS			
Prepaid pension costs	$112,248	$(95,475)	$ 16,773
Intangibles, net	2,406	(2,406)	—
Deferred income taxes	2,872	39,380	42,252
LIABILITIES AND SHAREHOLDERS' EQUITY			
Accrued pensions, current	(10,061)	8,578	(1,483)
Accrued pensions, non-current	(15,871)	(17,546)	(33,417)
Accumulated other comprehensive loss	6,456	63,522	69,978

The after-tax amount of unrecognized actuarial net loss, prior service credits and transition obligations included in Accumulated other comprehensive loss at December 31, 2007 was $52,666, $(503) and $111, respectively.

The pre-tax amount of unrecognized actuarial net loss, prior service credits and transition obligations expected to be recognized as components of net periodic benefit cost during 2008 is $1,441, $9 and $10, respectively.

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS (continued)

The changes in the pension plans' projected benefit obligations were as follows:

	2007	2006
Obligation at January 1	$696,952	$690,669
Service cost	17,829	18,686
Interest cost	40,621	38,160
Participant contributions	476	503
Plan amendments	20	(5,313)
Acquisitions	2,045	—
Actuarial gain	(27,751)	(18,635)
Benefit payments	(34,129)	(32,583)
Settlements	(2,539)	—
Curtailments	(142)	—
Currency translation	5,747	5,465
Obligation at December 31	$699,129	$696,952

Changes in fair value of the pension plans' assets were as follows:

	2007	2006
Fair value of plan assets at January 1	$678,826	$604,983
Actual return on plan assets	51,856	79,366
Employer contributions	13,031	20,503
Participant contributions	476	503
Benefit payments	(31,782)	(31,116)
Settlements	(2,466)	—
Currency translation	5,131	4,587
Fair value of plan assets at December 31	$715,072	$678,826
The funded status of the pension plans was as follows:		
Funded status (plan assets greater than (less than) projected benefit obligations)	$ 15,943	$(18,126)
Unrecognized net loss	84,822	112,867
Unrecognized prior service cost	(820)	(781)
Unrecognized transition assets, net	154	144
Net amount recognized	$100,099	$ 94,104

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the U.S. pension plans with accumulated benefit obligations in excess of plan assets were $22,467, $19,050 and $0, respectively, as of December 31, 2007 and $22,041, $18,798 and $0, respectively, as of December 31, 2006. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $52,976, $49,592 and $42,512, respectively, as of December 31, 2007 and $49,822, $46,362 and $37,024, respectively, as of December 31, 2006. The total accumulated benefit obligation for all plans was $661,658 as of December 31, 2007 and $657,930 as of December 31, 2006.

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS (continued)

The components of total pension expense were as follows:

	Year Ended December 31,		
	2007	2006	2005
Service cost – benefits earned during the year	$ 17,829	$ 18,686	$ 17,710
Interest cost on projected benefit obligation	40,621	38,160	36,443
Expected return on plan assets	(55,943)	(50,456)	(47,155)
Amortization of transition assets	10	10	16
Amortization of prior service cost	65	621	3,045
Amortization of net loss	4,615	11,056	8,955
Settlement/curtailment (gains) losses	(937)	(151)	2,138
Termination benefits	—	—	176
Net pension cost of defined benefit plans	6,260	17,926	21,328
Multi-employer plans	1,725	1,237	1,040
Defined contribution plans	8,590	6,130	4,292
Total net pension expense	$ 16,575	$ 25,293	$ 26,660

In 2005, the Company terminated one of its European pension plans and incurred a settlement loss of $2,138. The Company is in the process of terminating a pension plan as part of the Ireland Rationalization. For further discussion see Note F. The Company expects to receive approximately $2,129 in 2008 upon final settlement. A gain of $816 was recognized in 2007 related to the curtailment and partial settlement of this plan.

The amounts recognized in the consolidated balance sheets were composed of:

	Year Ended December 31,	
	2007	2006
Prepaid pension costs	$ 48,897	$ 16,773
Accrued pension liability, current	(3,790)	(1,483)
Accrued pension liability, long-term	(29,164)	(33,417)
Accumulated other comprehensive loss, excluding tax effects	84,156	112,231
Net amount recognized in the balance sheets	$100,099	$ 94,104

Weighted average assumptions used to measure the benefit obligation for the Company's significant defined benefit plans as of December 31, 2007 and 2006 were as follows:

	2007	2006
Discount rate	6.3%	5.9%
Rate of increase in compensation	4.0%	4.0%

NOTE I - RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS (continued)

Weighted average assumptions used to measure the net periodic benefit cost for the Company's significant defined benefit plans as of December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Discount rate	5.9%	5.6%	5.9%
Rate of increase in compensation	4.1%	4.0%	4.0%
Expected return on plan assets	8.4%	8.3%	8.4%

To develop the discount rate assumption to be used for U.S. plans, the Company refers to the yield derived from matching projected pension payments with maturities of a portfolio of available non-callable bonds rated Aa- or better. The Company also refers to investment yields available at year-end on long-term bonds rated Aa- or better. The expected long-term rate of return assumption is based on the weighted average expected return of the various asset classes in the plans' portfolio and the targeted allocation of plan assets. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance. The rate of compensation increase is determined by the Company based upon annual reviews.

The primary objective of the pension plans' investment policy is to ensure sufficient assets are available to provide benefit obligations when such obligations mature. Investment management practices must comply with ERISA or any other applicable regulations and rulings. The overall investment strategy for the defined benefit pension plans' assets is to achieve a rate of return over a normal business cycle relative to an acceptable level of risk that is consistent with the long-term objectives of the portfolio. The assumptions used to determine the expected return on assets for the U.S. plans at December 31, 2007 were as follows:

Asset Category	Target Allocation 2008	Percentage of Plan Assets at December 31, 2007	Percentage of Plan Assets at December 31, 2006	Weighted Average Expected Long-Term Rate of Return
Equity securities	60% - 70%	65%	68%	9.1% - 9.8%
Debt securities	30% - 40%	35%	32%	5.6% - 6.1%
Total	100%	100%	100%	8.25%

Actual and expected employer contributions for the U.S. plans are as follows:

2008 (expected)	$10,000
2007	10,000
2006	17,500

The actual amounts to be contributed to the pension plans in 2008 will be determined at the Company's discretion.

Contributions by participants to certain non-U.S. plans were $476 and $503 for the years ended December 31, 2007 and 2006, respectively.

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS (continued)

Expected future benefit payments for the U.S. plans are as follows:

2008	$ 36,066
2009	35,438
2010	36,457
2011	38,273
2012	40,579
2013 through 2017	233,300

The Company maintains a domestic unfunded supplemental executive retirement plan (SERP) under which non-qualified supplemental pension benefits are paid to certain employees in addition to amounts received under the Company's qualified retirement plan which is subject to IRS limitations on covered compensation. The annual cost of this program has been included in the determination of total net pension expense shown above and was $2,411, $2,329 and $2,318 in 2007, 2006 and 2005, respectively. The projected benefit obligation associated with this plan is also included in the pension disclosure shown above and was $19,195, $18,644 and $18,254 at December 31, 2007, 2006 and 2005, respectively.

The Company participates in multi-employer plans for several of its operations in Europe. Pension expense for these plans is recognized as contributions are funded.

The Company does not have, and does not provide for, any postretirement or postemployment benefits other than pensions.

The Cleveland, Ohio, area operations have a Guaranteed Continuous Employment Plan covering substantially all employees which, in general, provides that the Company will provide work for at least 75% of every standard work week (presently 40 hours). This plan does not guarantee employment when the Company's ability to continue normal operations is seriously restricted by events beyond the control of the Company. The Company has reserved the right to terminate this plan effective at the end of a calendar year by giving notice of such termination not less than six months prior to the end of such year.

NOTE J – SEGMENT INFORMATION

The Company's primary business is the design and manufacture of arc welding and cutting products, manufacturing a full line of arc welding equipment, consumable welding products and other welding and cutting products. The Company manages its operations by geographic location and has two reportable segments, North America and Europe, and combines all other operating segments as Other Countries. Other Countries includes results of operations for the Company's businesses in Argentina, Australia, Brazil, Colombia, Indonesia, Mexico, People's Republic of China, Taiwan and Venezuela. Each operating segment is managed separately because each faces a distinct economic environment, a different customer base and a varying level of competition and market conditions. Segment performance and resource allocation is measured based on income before interest and income taxes. The

NOTE J – SEGMENT INFORMATION (continued)

accounting policies of the reportable segments are the same as those described in Note A — Significant Accounting Policies. Financial information for the reportable segments follows:

	North America	Europe	Other Countries	Eliminations	Consolidated
For the year ended December 31, 2007:					
Net sales to unaffiliated customers	$1,401,393	$510,514	$368,877	$ —	$2,280,784
Inter-segment sales	99,227	24,156	11,645	(135,028)	—
Total	$1,500,620	$534,670	$380,522	$(135,028)	$2,280,784
Income before interest and income taxes	$ 211,092	$ 63,170	$ 18,578	$ (2,547)	$ 290,293
Interest income					8,294
Interest expense					(11,430)
Income before income taxes					$ 287,157
Total assets	$ 988,651	$452,648	$343,532	$(139,535)	$1,645,296
Equity investments in affiliates	2,782	16,149	40,792	—	59,723
Capital expenditures	26,839	16,069	18,725	—	61,633
Depreciation and amortization	33,564	10,752	8,294	—	52,610
For the year ended December 31, 2006:					
Net sales to unaffiliated customers	$1,305,472	$372,308	$294,135	$ —	$1,971,915
Inter-segment sales	91,770	23,787	16,326	(131,883)	—
Total	$1,397,242	$396,095	$310,461	$(131,883)	$1,971,915
Income before interest and income taxes	$ 172,613	$ 46,659	$ 25,851	$ (2,674)	$ 242,449
Interest income					5,876
Interest expense					(10,153)
Income before income taxes					$ 238,172
Total assets	$ 872,864	$390,733	$273,781	$(142,799)	$1,394,579
Equity investments in affiliates	2,374	12,834	33,754	—	48,962
Capital expenditures	37,269	19,777	18,956	—	76,002
Depreciation and amortization	33,135	7,993	6,697	—	47,825
For the year ended December 31, 2005:					
Net sales to unaffiliated customers	$1,056,134	$305,846	$239,210	$ —	$1,601,190
Inter-segment sales	54,579	24,434	13,015	(92,028)	—
Total	$1,110,713	$330,280	$252,225	$ (92,028)	$1,601,190
Income before interest and income taxes	$ 117,224	$ 23,506	$ 16,964	$ 152	$ 157,846
Interest income					4,000
Interest expense					(7,947)
Income before income taxes					$ 153,899
Total assets	$ 784,713	$254,644	$220,507	$ (98,703)	$1,161,161
Equity investments in affiliates	—	10,229	29,444	—	39,673
Capital expenditures	23,704	12,136	14,575	—	50,415
Depreciation and amortization	30,326	8,360	5,296	—	43,982

NOTE J – SEGMENT INFORMATION (continued)

In 2007, the Europe segment includes a credit to rationalization charges of $188 (pre-tax). In 2006, the Europe segment includes rationalization charges of $3,478 (pre-tax), and a gain of $9,006 (pre-tax) on the sale of the facility in Ireland. In addition, the Europe segment includes rationalization charges of $1,761 (pre-tax) in 2005. See Note F.

Inter-segment sales between reportable segments are recorded at cost plus an agreed upon intercompany profit, which approximates an arm's length price, and are eliminated in consolidation. Export sales (excluding inter-company sales) from the United States were $194,476 in 2007, $154,111 in 2006 and $98,463 in 2005. No individual customer comprised more than 10% of the Company's total revenues for any of the three years ended December 31, 2007.

The geographic split of the Company's net sales, based on the location of the customer, and property, plant and equipment were as follows:

	Year Ended December 31,		
	2007	2006	2005
Net sales:			
United States	$1,064,113	$1,004,786	$ 839,038
Foreign countries	1,216,671	967,129	762,152
Total	$2,280,784	$1,971,915	$1,601,190
Property, plant and equipment:			
United States	$ 167,659	$ 178,717	$ 184,434
Foreign countries	263,738	212,429	158,271
Eliminations	(1,453)	(1,628)	(2,172)
Total	$ 429,944	$ 389,518	$ 340,533

Net sales derived from customers and property, plant and equipment in any individual foreign country were not material.

NOTE K – ACQUISITIONS

On November 30, 2007, the Company acquired the assets and business of Vernon Tool, a privately-held manufacturer of computer-controlled pipe cutting equipment used for precision fabrication purposes headquartered near San Diego, California, for approximately $12,434 in cash. The Company began consolidating the results of Vernon Tool in the Company's consolidated financial statements in December 2007. The Company has not yet completed the evaluation and allocation of the purchase price. The final purchase price allocations for this transaction will be completed in 2008. This acquisition adds to the Company's ability to support its customers in the growing market for infrastructure development. Annual sales are approximately $9,000.

On November 29, 2007, the Company announced that it had entered into a majority-owned joint venture with Zhengzhou Heli Welding Materials Co., Ltd., a privately-held manufacturer of subarc flux based in Zhengzhou, China. The joint venture, formed in February 2008, will manufacture subarc flux and subarc wire in Zhengzhou. Annual sales for Zhengzhou Heli are approximately $8,000.

On July 20, 2007, the Company acquired Nanjing Kuang Tai Welding Company, Ltd. ("Nanjing"), a manufacturer of stick electrode products based in Nanjing, China, for approximately $4,245 in cash and assumed debt. The Company began consolidating the results of Nanjing in the Company's consolidated financial statements in July 2007. The Company previously owned 35% of Nanjing indirectly through its investment in Kuang Tai Metal Industrial Company, Ltd. Nanjing's annual sales are approximately $10,000.

NOTE K – ACQUISITIONS (continued)

On March 30, 2007, the Company acquired all of the outstanding stock of Spawmet Sp. z.o.o. ("Spawmet"), a privately held manufacturer of welding consumables headquartered near Katowice, Poland, for approximately $5,000 in cash. The Company began consolidating the results of Spawmet in the Company's consolidated financial statements in April 2007. This acquisition provides the Company with a portfolio of stick electrode products and the Company expects this acquisition to enhance its market position by broadening its distributor network in Poland and Eastern Europe. Annual sales are approximately $5,000.

On October 31, 2006, the Company acquired all of the outstanding stock of Metrode, a privately held manufacturer of specialty welding consumables headquartered near London, England, for approximately $25,000 in cash. The Company began consolidating the results of Metrode in the Company's consolidated financial statements in November 2006. The purchase price allocation for this investment resulted in goodwill of approximately $4,000. The Company expects this acquisition to provide high quality, innovative solutions for many specialty high-end applications, including the rapidly growing power generation and petrochemical industries. Annual sales are approximately $25,000.

On April 29, 2005, the Company acquired all of the outstanding stock of J.W. Harris, Inc. ("J.W. Harris"), a privately held brazing and soldering alloys manufacturer headquartered in Mason, Ohio for approximately $71,000 in cash and $15,000 of assumed debt. The Company began consolidating the results of J.W. Harris operations in the Company's consolidated financial statements in May 2005. The purchase price allocation for this investment resulted in goodwill of $13,263. This acquisition has provided the Company with a strong complementary metals-joining technology and a leading position in the brazing and soldering alloys market. J.W. Harris has manufacturing plants in Ohio and Rhode Island and an international distribution center located in Spain.

NOTE L – FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has various financial instruments, including cash and cash equivalents, short-and long-term debt and forward contracts. While these financial instruments are subject to concentrations of credit risk, the Company has minimized this risk by entering into arrangements with major banks and financial institutions and investing in several high-quality instruments. The Company does not expect any counterparties to fail to meet their obligations. The Company has determined the estimated fair value of these financial instruments by using available market information and appropriate valuation methodologies requiring judgment.

The carrying amounts and estimated fair value of the Company's significant financial instruments at December 31, 2007 and 2006 were as follows:

	2007		2006	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Cash and cash equivalents	$217,382	$217,382	$120,212	$120,212
Amounts due banks	11,581	11,581	6,214	6,214
Long-term debt (including current portion)	118,234	121,329	154,885	159,539

Foreign Exchange Contracts: The Company enters into forward exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its exposures. This hedging minimizes the impact of foreign exchange rate movements on the Company's operating results. These derivative financial instruments qualify and are designated as cash flow hedges. The notional amount of outstanding foreign exchange contracts, translated at current exchange rates, was $64,246 and $59,612 at December 31, 2007 and 2006, respectively. The Company would have paid $2,898 at December 31, 2007, and received $47 at December 31, 2006 to settle these contracts, representing the fair value of the contracts.

NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

Interest Rate Swap Agreements: At December 31, 2007 and 2006, the Company had interest rate swap agreements outstanding that effectively convert notional amounts of $110,000 of debt from fixed to floating interest rates. The Company would have received $762 and paid $3,428 at December 31, 2007 and 2006, respectively, to settle these interest rate swap agreements, which represents the fair value of these agreements.

Commodity Forward Contracts: The Company may enter into forward contracts to manage its exposure to commodity price volatility. This hedging minimizes the impact of commodity price movements on the Company's operating results. At December 31, 2007, the Company's derivative contracts consisted of aluminum, copper and nickel forward contracts with notional amounts, in pounds, of 2,200, 1,200 and 216, respectively. These derivative financial instruments qualify and are designated as cash flow hedges. At December 31, 2007, the fair value of these derivative contracts covering transactions expected to occur in 2008 represented an unrealized loss of $1,523. There were no commodity contracts outstanding at December 31, 2006.

NOTE M - OPERATING LEASES

The Company leases sales offices, warehouses and distribution centers, office equipment and data processing equipment. Such leases, some of which are noncancelable and, in many cases, include renewals, expire at various dates. The Company pays most maintenance, insurance and taxes relating to leased assets. Rental expense was $13,883 in 2007, $11,613 in 2006 and $11,389 in 2005.

At December 31, 2007, total future minimum lease payments for noncancelable operating leases were $9,914 in 2008, $6,631 in 2009, $3,719 in 2010, $2,805 in 2011, $2,059 in 2012 and $4,042 thereafter.

NOTE N - CONTINGENCIES

The Company, like other manufacturers, is subject from time to time to a variety of civil and administrative proceedings arising in the ordinary course of business. Such claims and litigation include, without limitation, product liability claims and health, safety and environmental claims, some of which relate to cases alleging asbestos and manganese induced illnesses. The claimants in the asbestos and manganese cases seek compensatory and punitive damages, in most cases for unspecified amounts. The Company believes it has meritorious defenses to these claims and intends to contest such suits vigorously. Although defense costs remain significant, all other costs associated with these claims, including indemnity charges and settlements, have been immaterial to the Company's consolidated financial statements. Based on the Company's historical experience in litigating these claims, including a significant number of dismissals, summary judgments and defense verdicts in many cases and immaterial settlement amounts, as well as the Company's current assessment of the underlying merits of the claims and applicable insurance, the Company believes resolution of these claims and proceedings, individually or in the aggregate (exclusive of defense costs), will not have a material adverse impact upon the Company's consolidated financial statements.

The Company has provided a guarantee on loans for an unconsolidated joint venture of approximately $8,176 at December 31, 2007. The guarantee is provided on four separate loan agreements. Two loans are for $2,000 each, one which matures in June 2008 and the other maturing in May 2009. Two loans mature in July 2010, one for $2,709 and the other for $1,467. The loans were undertaken to fund the joint venture's working capital and capital improvement needs. The Company would become liable for any unpaid principal and accrued interest if the joint venture were to default on payment at the respective maturity dates. The Company believes the likelihood is remote that material payment will be required under these arrangements because of the current financial condition of the joint venture.

NOTE O – QUARTERLY FINANCIAL DATA (UNAUDITED)

	First	Second	Third	Fourth
2007				
Net sales	$549,043	$586,638	$564,824	$580,279
Gross profit	158,216	168,668	159,741	160,941
Income before income taxes	68,965	78,521	70,107	69,564
Net income	48,000	55,249	49,978	49,509
Basic earnings per share	$ 1.12	$ 1.29	$ 1.16	$ 1.15
Diluted earnings per share	$ 1.11	$ 1.27	$ 1.15	$ 1.14
2006				
Net sales	$468,394	$502,510	$495,137	$505,874
Gross profit	130,066	146,467	141,337	134,407
Income before income taxes	51,876	63,037	61,642	61,617
Net income	36,749	42,619	43,855	51,785
Basic earnings per share	$ 0.87	$ 1.00	$ 1.03	$ 1.21
Diluted earnings per share	$ 0.86	$ 0.99	$ 1.02	$ 1.20

The quarter ending March 31, 2007 includes pre-tax charges relating to the Company's European rationalization program of $396 ($396 after-tax). The quarter ending December 31, 2007 includes a pre-tax gain of $584 ($503 after-tax) related to such program. See Note F.

The quarters ending March 31, June 30, September 30 and December 31, 2006 include pre-tax charges relating to the Company's European rationalization program of $1,049 ($1,049 after-tax), $1,292 ($1,292 after-tax), $665 ($665 after-tax) and $472 ($472 after-tax), respectively (See Note F). The quarter ended December 31, 2006 also includes a pre-tax gain of $9,006 ($7,204 after tax) on the sale of the Company's facility in Ireland. See Note F.

The quarterly earnings per share (EPS) amounts are each calculated independently. Therefore, the sum of the quarterly EPS amounts may not equal the annual totals.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

(In thousands)

		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	(1) Charged to Other Accounts	(2) Deductions	Balance at End of Period
Allowance for doubtful accounts:					
Year ended December 31, 2007	$8,484	$3,115	$ 630	$4,805	$7,424
Year ended December 31, 2006	$7,583	$3,255	$ 325	$2,679	$8,484
Year ended December 31, 2005	$9,295	$3,019	$(761)	$3,970	$7,583

(1) – Currency translation adjustment.

(2) – Uncollectible accounts written-off, net of recoveries.

EXHIBIT 31.1

CERTIFICATION

I, John M. Stropki, Jr., Chairman, President and Chief Executive Officer of Lincoln Electric Holdings, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Lincoln Electric Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JOHN M. STROPKI, JR.

John M. Stropki, Jr.
Chairman, President and Chief Executive Officer

Date: February 25, 2008

EXHIBIT 31.2

CERTIFICATION

I, Vincent K. Petrella, Senior Vice President, Chief Financial Officer and Treasurer of Lincoln Electric Holdings, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Lincoln Electric Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ VINCENT K. PETRELLA

Vincent K. Petrella
Senior Vice President, Chief Financial Officer
and Treasurer

Date: February 25, 2008

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Lincoln Electric Holdings, Inc. (the "Company") for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: February 25, 2008

/s/ JOHN M. STROPKI, JR.

John M. Stropki, Jr.
Chairman, President and Chief Executive Officer

/s/ VINCENT K. PETRELLA

Vincent K. Petrella
Senior Vice President,
Chief Financial Officer and Treasurer



LINCOLN ELECTRIC HOLDINGS, INC.
22801 ST. CLAIR AVENUE
CLEVELAND, OHIO 44117-1199
USA

END